UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: June 30, 2020

The Gladstone Companies, Inc.
(Exact name of issuer as specified in its charter)

Delaware	90-0528770
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

(Full mailing address of principal executive offices)

(703) 287-5800

(Issuer’s telephone number, including area code)

ANNUAL REPORT ON FORM 1-K

For the Fiscal Year Ended June 30, 2020

Item 1. BUSINESS

Defined Terms

Except where the context requires otherwise, in this Annual Report on Form 1-K (this “Annual Report”):

•

“Company,” “we,” “us” and “our” refer to The Gladstone Companies, Inc., formerly known as Gladstone Holding Corporation until a name change effective September 14, 2018, and its consolidated subsidiaries, including the Administrator Subsidiary, the Adviser Subsidiary and the Broker-Dealer Subsidiary;

•	“1940 Act” refers to the Investment Company Act of 1940, as amended;
•	“Advisers Act” refers to the investment Advisers Act of 1940, as amended;
•	“Administrator Subsidiary” refers to Gladstone Administration, LLC, a wholly-owned subsidiary of the Company that currently provides administrative services to the Existing Gladstone Funds;
•	“Adviser Subsidiary” refers to Gladstone Management Corporation, a wholly-owned subsidiary of the Company and a registered investment adviser that currently advises the Existing Gladstone Funds;
•	“BDC” refers to a business development company regulated under the 1940 Act;
•

“Broker-Dealer Subsidiary” refers to Gladstone Securities LLC, a wholly-owned subsidiary of the Company that is registered as a broker dealer with the SEC and is a member of FINRA and insured by the SIPC and provides certain investment banking, mortgage placement and dealer manager services to the Existing Gladstone Funds;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;
•	“Existing Gladstone Funds” refers to GAIN, GLAD, GOOD and LAND, each of which is managed by the Adviser Subsidiary;
•	“FINRA” refers to the Financial Industry Regulatory Authority, Inc.;
•	“Future Gladstone Funds” refers to the three new funds that we expect to launch and manage through the Adviser Subsidiary: Gladstone Retail, Gladstone Farming and Gladstone Partners;
•	“GAIN” refers to Gladstone Investment Corporation and its consolidated subsidiaries (Nasdaq: GAIN);
•	“GLAD” refers to Gladstone Capital Corporation and its consolidated subsidiaries (Nasdaq: GLAD);
•	“Gladstone BDCs” and “our BDCs” refers collectively to GAIN and GLAD;
•

“Gladstone Farming” refers to Gladstone Farming L.P., a limited partnership to be formed in Delaware that is expected to be a privately offered fund that invests in agricultural operations in the United States;

•

“Gladstone Partners” refers to Gladstone Partners L.P., a Delaware limited partnership that is expected to be a privately offered fund that will invest alone or co-invest in new portfolio companies with the Gladstone BDCs;

•	“Gladstone REITs” refers collectively to LAND and GOOD;
•	“Gladstone Retail” refers to Gladstone Retail Corporation, a corporation formed in Maryland in 2020 that is expected to be a REIT that invests in retail properties;
•	“GOOD” refers to Gladstone Commercial Corporation and its consolidated subsidiaries (Nasdaq: GOOD);
•	“LAND” refers to Gladstone Land Corporation and its consolidated subsidiaries (Nasdaq: LAND);
•	“lower middle market” generally refers to companies with annual EBITDA of $3 million to $20 million;
•	“our funds” refers to the Existing Gladstone Funds and/or the Future Gladstone Funds, as the context may require;
•	“REIT” refers to a real estate investment trust under Section 856 of the Code;
•	“SEC” refers to the United States Securities and Exchange Commission;
•	“SIPC” refers to the Securities Investor Protection Corporation; and
•

“TGC LTD” refers to The Gladstone Companies, Ltd., a Cayman Islands exempted company, controlled by our Chairman, President and Chief Executive Officer, David Gladstone, which currently owns all of our outstanding shares of common stock.

Performance Information Used in this Annual Report

Except where the context requires otherwise, in this Annual Report:

•	“assets under management” is defined as the sum of the total assets of the Existing Gladstone Funds;
•

“incentive fees” refers to performance-based fees that the Adviser Subsidiary earns for advisory services provided to our funds, and for the Existing Gladstone Funds, generally consist of two parts: an income-based incentive fee and a capital gains-based incentive fee;

•

“investment advisory fees” (also referred to throughout this Annual Report as “base management fees”) refer to fees that the Adviser Subsidiary earns for advisory services provided to the Existing Gladstone Funds, which are generally based on a measure of adjusted gross assets for the Existing Gladstone Funds;

•	“EBITDA” refers to earnings before interest, taxes, depreciation and amortization; and
•	“hurdle rate” refers to a specified minimum rate of return on investments that a fund must exceed in order for the Adviser Subsidiary to receive certain incentive fees.

Many of the terms used in this Annual Report, including assets under management, may differ from the calculations of other asset managers and as a result this measure may not be comparable to similar measures presented by other asset managers. In addition, our definition of assets under management is not based on any definition of assets under management that is set forth in the agreements governing the funds that we manage.

Overview

We were formed on December 7, 2009 as a Delaware corporation to continue the asset management business conducted through predecessor entities since 2001. Our sole stockholder is TGC LTD, which is controlled by David Gladstone, our Chairman, President and Chief Executive Officer.

Through our wholly-owned subsidiaries, we are an independent United States alternative asset manager with assets under management of approximately $3.0 billion as of June 30, 2020. Our alternative asset management businesses include the management, through our Adviser Subsidiary, of (1) GAIN, a BDC that primarily invests in debt and equity securities of lower middle market private businesses operating in the United States (including in connection with management buyouts, recapitalization or, to a lesser extent, refinancing of existing debt facilities); (2) GLAD, a BDC that primarily invests in debt securities of established private lower middle market companies in the United States; (3) GOOD, a REIT that focuses on acquiring, owning and managing primarily office and industrial properties in the United States; and (4) LAND, a REIT that focuses on acquiring, owning and leasing farmland in the United States. We also provide various administrative and financial services, including investment banking, due diligence, dealer manager, mortgage placement, and other financial services through our Broker-Dealer Subsidiary.

We have grown our assets under management significantly, from approximately $133.2 million as of September 30, 2001 to approximately $3.0 billion as of June 30, 2020, representing a compound annual growth rate (“CAGR”) of approximately 18%. Our Adviser Subsidiary oversees the investments of the four Existing Gladstone Funds which have collectively invested approximately $5.9 billion in 594 businesses or properties through June 30, 2020. As of June 30, 2020, we had 28 executive officers, managing directors and directors and also employed 41 other investment and administrative professionals through our Adviser Subsidiary and Administrator Subsidiary at our headquarters in McLean, Virginia (a suburb of Washington, D.C.) and our offices in New York, New York, Chicago, Illinois, Seattle, Washington, Dallas, Texas and Salinas, California. All such personnel are directly employed by either our Adviser Subsidiary or our Administrator Subsidiary.

We seek to deliver superior returns to investors in our funds through a disciplined, value-oriented investment approach. We believe that this investment approach, implemented across our broad and expanding range of alternative asset classes and investment strategies, helps provide stability and predictability to our business over different economic cycles and has contributed to our growth of assets under management over an extended period of time. Our investment personnel have cultivated strong relationships with clients in our financial advisory business through our Adviser Subsidiary, where we endeavor to provide objective and insightful solutions and advice that our clients can trust. We believe our scaled, diversified businesses, coupled with our long track record of investment performance, proven investment approach and strong client relationships, position us to continue to perform well in a variety of market conditions, expand our assets under management and add complementary businesses.

Assets Under Management

Assets under management were $3.0 billion as of June 30, 2020, an increase of $319 million, or 12%, compared to $2.7 billion at June 30, 2019. The following table sets forth assets under management (by Existing Gladstone Fund) as of June 30, 2020 and 2019.

(in millions)	June 30, 2020	June 30, 2019
GAIN	$570.67	$641.95
GLAD	457.72	415.34
GOOD	1,086.05	969.79
LAND	856.69	628.72
Other Investments(1)	60.79	55.12
Total	$3,031.92	$2,710.92

(1)	Other Investments consist of the assets of The Gladstone Companies, Inc. and its subsidiaries.

Assets under management have increased since June 30, 2019, primarily as a result of the ability of the Existing Gladstone Funds to raise additional capital and effectively deploy such capital into new investments. As reflected in the table below, for the fiscal year ended June 30, 2020, this includes $661 million of new investments that were partially offset by investment repayments and sales of $223 million and negative changes in fund value of $118 million. These valuation changes primarily occurred in the second half of the fiscal year.

The following tables provide a roll-forward of assets under management (by Existing Gladstone Fund) for the fiscal years ended June 30, 2020 and 2019:

	Fiscal Year Ended June 30, 2020
(in millions)	GLAD	GAIN	GOOD	LAND	Other	Total
Beginning Balance, June 30, 2019	$415.34	$641.95	$969.79	$628.72	$55.12	$2,710.92
Investment Purchases and Additions	154.66	94.54	165.76	246.31	—	661.27
Investment Repayments and Sales	(84.63)	(128.67)	(9.31)	—	—	(222.61)
Change in Fund Value	(27.65)	(37.15)	(40.19)	(18.34)	5.67	(117.66)
Ending Balance, June 30, 2020	$457.72	$570.67	$1,086.05	$856.69	$60.79	$3,031.92

	Fiscal Year Ended June 30, 2019
(in millions)	GLAD	GAIN	GOOD	LAND	Other	Total
Beginning Balance, June 30, 2018	$415.42	$639.04	$912.01	$475.21	$49.69	$2,491.37
Investment Purchases and Additions	134.45	133.23	101.41	147.30	—	516.39
Investment Repayments and Sales	(112.40)	(185.73)	(8.50)	(14.20)	—	(320.83)
Change in Fund Value	(22.13)	55.41	(35.13)	20.41	5.43	23.99
Ending Balance, June 30, 2019	$415.34	$641.95	$969.79	$628.72	$55.12	$2,710.92

Competitive Strengths

Diversified, National Alternative Asset Management. Alternative asset management is the fastest growing segment of the asset management industry, and we believe we are one of the leading mid-sized independent alternative asset managers in the United States. Our asset management business is diversified across a broad variety of alternative asset classes and investment strategies and has national reach and scale. From the time our Adviser Subsidiary entered the asset management business in 2001 through June 30, 2020, the Existing Gladstone Funds have raised approximately $2.4 billion of capital. Our assets under management have grown from approximately $133.2 million as of September 30, 2001 to approximately $3.0 billion as of June 30, 2020, representing a CAGR of approximately 18% over the 19-year period. We believe that the strength and breadth of our franchise, supported by our people, investment approach and track record of success, provide a distinct advantage when raising capital, evaluating opportunities, making investments, building value and realizing returns.

Stable Earnings Model. We believe we have a stable earnings model based on:

All of the equity capital that we currently manage is long-term in nature. As of June 30, 2020, 100% of our assets under management were in permanent capital vehicles with no fund termination or maturity date. None of the Existing Gladstone Funds has a requirement to return equity capital to investors. This has enabled and continues to enable us to invest assets with a long-term focus over different points in a market cycle, which we believe is an important component in generating attractive returns. We believe our long-term capital also leaves us well-positioned during economic downturns, when the fundraising environment for alternative assets has historically been more challenging than during periods of economic expansion.

We have a diverse capital base from four distinct funds. For the fiscal year ended June 30, 2020, approximately 18.3%, 38.6%, 18.8%, and 12.2% of our total fee revenue was generated from GLAD, GAIN, GOOD and LAND, respectively, with the balance arising from securities trade commissions and other income. We have a well-balanced and diverse capital base, which we believe is the result of our demonstrated expertise across alternative capital vehicles.

A significant portion of our revenue is generated from management fees. Management fees, which are generally based on the amount of invested capital in funds we manage, are generally more predictable and less volatile than performance-based fees. For the fiscal year ended June 30, 2020, approximately 35.9% of our total fee revenue was comprised of base management fees. For the years ended June 30, 2018, 2019 and 2020, base management fees averaged 38.3% of our total fee revenue.

Strong Middle Market Presence. While we have some exposure to large companies through tenants of certain GOOD properties, our business of investing in alternative assets includes substantial exposure to the United States middle market, which we define as United States businesses with $10 million to $1 billion in annual revenue. According to the National Center for The Middle Market, while the middle market represents just 3% of all United States companies, it accounts for a third of United States private sector gross domestic product and jobs, generates $6 trillion in annual revenue and employs 48 million people in the United States. Prior to the COVID-19 pandemic, the National Center for the Middle Market’s fourth quarter 2019 report reported that the year-over-year revenue growth rate of middle market companies was 7.5% as compared to 4.3% for companies comprising the S&P 500. In their report for the second quarter of 2020, following the start of the pandemic, this revenue growth rate has declined to -3.7%, but remains significantly better than the ‑13.9% decline for companies in the S&P 500. The projected revenue growth rate of middle market companies for the 12-month period ending June 30, 2021 is projected to be at 2.0%, versus 4.9% in their prior December 2019 projection.

Demonstrated Investment Track Record. We have a demonstrated record of generating attractive risk-adjusted returns across our asset management business. We believe that the investment returns we have generated for investors in the Existing Gladstone Funds over many years across a broad and expanding range of alternative asset classes and through a variety of economic conditions and cycles of the equity and debt capital markets are a key reason why we have been able to consistently grow our assets under management across our alternative asset management platform.

Diverse Base of Longstanding Investors. We have a long history of raising significant amounts of capital on a national basis across a broad range of asset classes, and we believe that the strength and breadth of our relationships with individual and institutional investors will provide us with a competitive advantage in raising capital. During the nearly two decades of asset management activities of our Adviser Subsidiary, we have built long-term relationships with many individual investors through brokerage houses and smaller institutional investors in the United States, most of which invest in a number of the Existing Gladstone Funds. Furthermore, the investor base of the Existing Gladstone Funds is highly diversified, with no single unaffiliated investor in the Existing Gladstone Funds owning more than 10% of the outstanding common stock of those funds as of June 30, 2020. We believe that our strong network of investor relationships, together with our long-term track record of providing investors in our funds with superior risk-adjusted investment returns, will enable us to continue to grow the Existing Gladstone Funds and successfully launch the Future Gladstone Funds.

Strong Industry and Corporate Relationships. We believe that the strength of our relationships with investment banking firms, other financial intermediaries and leading corporations and corporate executives provides us with competitive advantages in identifying transactions, securing investment opportunities and generating exceptional returns. We actively cultivate our relationships with major investment banking firms and other financial intermediaries. We believe our repeated and consistent dealings with these firms over a long period of time have led to our being one of the first parties considered for potential investment ideas and have enhanced our ability to obtain financing on more favorable terms. We believe that our strong network of relationships with these firms provide us with a significant advantage in attracting deal flow and securing transactions, including a substantial number of exclusive investment opportunities and opportunities that are made available to a very limited number of other private equity firms.

Our People. We believe that our executive officers and senior management, who average more than 29 years of experience in the business of the fund that they manage, are the key drivers in the growth of our business. Our executive officers and senior management are supported by other professionals with a variety of backgrounds in investment banking, leveraged finance, private equity, real estate and other disciplines. We believe that the extensive experience and financial acumen of our management and professionals provide us with a significant competitive advantage. We also believe that we benefit from substantial synergies across all of these businesses, including the ability to leverage the extensive intellectual capital that resides throughout our firm. We believe that the extensive investment review process that is conducted in all of our asset management businesses, involving active participation by David Gladstone, Terry Brubaker, David Dullum, Bob Cutlip, Bob Marcotte and Michael LiCalsi, is not only a significant reason for our successful investment performance but also helps to maximize those synergies. See “Directors and Officers” for additional background information for our executive officers.

Distinct Advisory Perspective. We are not engaged in activities that might conflict with our role as a trusted financial advisor. We believe that this makes us particularly well-suited to represent boards and special committees in the increasing number of situations where they are looking to retain a financial advisor who is devoid of such conflicts. In addition, we believe that our ability to view financial advisory client assignments from both the client’s and an owner’s perspective often provides unique insights into how best to maximize value while also achieving our clients’ strategic objectives.

Demonstrated History of Legal and Regulatory Compliance. We have a proven track record of launching and managing publicly traded BDC and REIT vehicles, each of which is subject to distinctive compliance and regulatory challenges. Rigorous legal and compliance analysis of our businesses and investments is important to our culture and our history of regulatory and legal compliance across all of our vehicles is a core strength of our firm.

Bond Offering and Our Growth Strategy

On September 8, 2020, the Company’s offering statement for its Tier 2, Regulation A offering (the “Bond Offering”) of $50 million of 7.0% Senior Secured Bonds which will mature on September 30, 2025 (the “Bonds”) was qualified by the SEC. The Bonds will bear interest at a rate equal to 7.0% per year payable to the record holders of the Bonds monthly in arrears on the first day of each month. The Bonds will be secured by a senior blanket lien on the equity interest we hold in the Future Gladstone Funds which are raised with the proceeds of the Bond Offering. The Bond Offering will terminate on the date that is the earlier of (1) September 30, 2023 (unless earlier terminated or extended by our Board of Directors) and (2) the date on which all $50,000,000 of the Bonds offered pursuant to the Bond Offering are sold. We may redeem the Bonds in whole or in part at any time or from time to time on or after September 30, 2023 (or at any time, if our Board of Directors determines, in its sole discretion, that the proceeds of the Bond Offering are insufficient for the intended use of proceeds) at a redemption price equal to 100% of the principal amount of the Bonds to be redeemed, plus any accrued, but unpaid interest to, but excluding, the redemption date. Bondholders will have no right to require us to redeem any of the Bonds prior to their maturity date except in the case of a holder’s death, subject to certain notice and other requirements, at a redemption price equal to 100% of the principal amount of the Bonds to be redeemed, plus any accrued, but unpaid interest to, but excluding, the redemption date. The Bonds will not be listed on a registered national securities exchange. Assuming the sale of all of the Bonds, the net proceeds, after selling commissions and dealer manager fees, would be approximately $45.5 million. We intend to use the proceeds from the Bond Offering to grow our assets under management by providing seed money to our Future Gladstone Funds, as outlined below, and for other possible new affiliated fund initiatives. As of the date of this Annual Report, we have not sold any of the Bonds.

New REIT for Investments in Retail Properties. We intend to invest up to $20 million of the proceeds from the Bond Offering as seed capital in Gladstone Retail through an interest in Gladstone Retail’s operating partnership, which has not yet been formed. Gladstone Retail would seek to purchase and own retail properties, which we define as locations that are open to the public and provide a product or service. These can include fast food restaurants, drug stores, auto dealerships, bank branches, supermarkets and health care service locations. We would lease the locations to qualified tenants with experience in the product or service to be offered. Our management has prior experience in evaluating, purchasing and leasing retail properties and we would use this expertise to focus on acquiring properties with strong potential current income and value appreciation. Gladstone Retail would not compete with GOOD because GOOD does not invest in retail properties. As of the date of this Annual Report, we have not identified specific properties that Gladstone Retail would seek to purchase.

New Fund to Invest in Farming Related Businesses. We intend to invest up to $20 million of the proceeds from the Bond Offering as seed capital in Gladstone Farming. Once launched, Gladstone Farming will seek to purchase agricultural operations across the United States that are focused on high-value crops such as organic vegetables, fruits and nuts and those of which may be converted to organic. As of the date of this Annual Report, we have not identified specific properties that Gladstone Farming would seek to purchase.

Gladstone Partners for Co-Investments with BDCs: We intend to invest up to $5 million of the proceeds from the Bond Offering as seed capital in Gladstone Partners. Gladstone Partners would invest alone or co-invest in new portfolio companies with the Gladstone BDCs. By using capital to co-invest with the Gladstone BDCs in this manner, we may take advantage of opportunities to make larger investments in portfolio companies, in the aggregate. Further, we believe that investing this seed capital in Gladstone Partners would enable Gladstone Partners to seek and obtain additional direct equity investments of cash from new unaffiliated investors in exchange for limited partnership interests therein. These additional investments would provide funding for Gladstone Partners to make future additional co-investments with GAIN and GLAD. Gladstone Partners does not intend to be regulated as a BDC under the 1940 Act. As of the date of this Annual Report, we have not identified specific co-investment opportunities in portfolio companies or loans that Gladstone Partners would seek to invest in.

We believe that the foregoing investments in our Future Gladstone Funds would add diversification to our portfolio of funds and, in certain circumstances, allow the funds that we manage to invest in larger investment opportunities. In addition to exploring entering into new businesses, we intend to continue to explore ways to expand our lines of business, as we have successfully done throughout our firm’s history, including by (1) adding new funds to our various asset management businesses (potentially including new structured debt and asset backed funds, new proprietary real estate funds and industry- or geography-specialized types of private equity funds) and otherwise pursuing ways to expand our assets under management in all of our businesses, and (2) continuing to attract to our firm individuals who can help us expand our asset management and financial services businesses into new investment or advisory areas and new geographic regions. To date, none of the Future Gladstone Funds listed above has conducted any business other than in connection with their initial formation. There is no assurance that we will be able to utilize the offering proceeds in the manner or amounts contemplated herein, or at all. We have not determined a likely order for the intended investments described above and may determine not to pursue one or more of the above funds. In the future, we may fund other real estate or portfolio company investments. Such future strategies may include investing in entities focused on purchasing and managing large farm operations, which we generally define as an operation exceeding $100 million in value, or investing in special purpose acquisition companies. We currently do not have any plans to enter into these long-term possibilities.

Financial Services

Financial services generally include receiving transaction-based compensation or other compensation for providing advice on a variety of strategic and financial matters, such as mergers, acquisitions and divestitures, restructurings and reorganizations and capital raising and capital structure. Such services are generally provided by investment banking firms, integrated commercial banks and specialized “boutique” financial firms. Advisors typically earn either a fixed fee or a fee based on a percentage of a transaction’s value, generally paid only when the transaction is completed.

In addition to the asset management services that we provide through our Adviser Subsidiary, we provide other financial services through our Broker-Dealer Subsidiary. Our Broker-Dealer Subsidiary receives various financial services fees, which typically consist of transaction-based fee and commission arrangements related to investment banking, due diligence, dealer manager, mortgage placement, and other financial services. Transaction fees are recognized when they are collected.

Over the five-year period ended June 30, 2020, we have generated $51.0 million in various fees through our financial services business, including $38.3 million of investment banking, annual review and property management fees and $12.7 million of securities trade commissions.

Administrative Services

The Administrator Subsidiary provides administrative services to the Existing Gladstone Funds as well as our Adviser Subsidiary and Broker-Dealer Subsidiary and is expected to provide such services for the Future Gladstone Funds. Its revenues equal its costs, as the Administrator Subsidiary’s purpose is to provide the requisite level of administrative services to the Existing Gladstone Funds (and to the Future Gladstone Funds) and our other subsidiaries at the lowest feasible cost. Additionally, the Administrator Subsidiary is responsible for producing the financial statements, asset valuations, handling compliance, legal, and other duties for us, the Existing Gladstone Funds, and our other subsidiaries.

The Administration Agreements for the Existing Gladstone Funds provide for payments equal to their allocable portion of the Administrator Subsidiary’s expenses incurred while performing services to them, which are primarily rent and salaries and benefits expenses of the Administrator Subsidiary’s employees, including each of the Existing Gladstone Funds’ chief financial officer and treasurer, chief compliance officer, chief valuation officer and general counsel and secretary (who also serves as the Administrator Subsidiary’s president).

Competition

The asset management and financial services industries are intensely competitive, and we expect them to remain so. We compete both nationally and on a regional, industry and niche basis. We compete on the basis of a number of factors, including investment performance, transaction execution skills, access to and cost of capital, business reputation, range and quality of products and services, innovation and price.

Asset Management. We face competition both in the pursuit of outside investors for the Existing Gladstone Funds and our Future Gladstone Funds and in acquiring investments in attractive portfolio companies and making other investments. Depending on the investment, we expect to face competition primarily from private equity funds, specialized investment funds, hedge fund sponsors, commercial banks and other financial institutions, corporate buyers and other parties, including, primarily, other BDCs and REITs. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are generally available to us. Several of these competitors have recently raised funds, or are expected to raise funds, with significant amounts of capital and many of them have similar investment objectives to our funds, which may create additional competition for investment opportunities. Some of these competitors may also have a lower cost of capital and access to funding sources that are not available to us or the funds that we manage, which may create competitive disadvantages for us with respect to investment opportunities. In addition, some of these competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments that we want to make on behalf of our funds or through proprietary accounts. Corporate buyers may be able to achieve synergistic cost savings with regard to an investment that may provide them with a competitive advantage in bidding for an investment. Moreover, the allocation of increasing amounts of capital to alternative investment strategies by institutional and individual investors may lead to a reduction in the size and duration of pricing inefficiencies that many of our funds seek to exploit.

Financial Services. Our competitors are other financial advisory and investment banking firms. Our primary competitors in our financial advisory business are large financial institutions, many of which have far greater financial and other resources and much broader client relationships than us and (unlike us) have the ability to offer a wide range of products, from loans, deposit-taking and insurance to brokerage and a wide range of investment banking services, which may enhance their competitive position. Our competitors also have the ability to support investment banking, including financial advisory services, with commercial banking, insurance and other financial services revenue in an effort to gain market share, which puts us at a competitive disadvantage and could result in pricing pressures that could materially adversely affect our revenue and profitability.

Employees

As of June 30, 2020, we employed through our Adviser Subsidiary and Administrator Subsidiary 69 people, including 28 people who serve as our executive officers or as executive officers, managing directors (of investments) or directors (of investments) of the Existing Gladstone Funds, and 41 other investment and administrative professionals, all of which are full-time employees. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Regulatory and Compliance Matters

The asset management and financial services industries are subject to extensive regulation in the United States and elsewhere. The SEC and other regulators have in recent years significantly increased their regulatory activities with respect to alternative asset management firms. Certain of our businesses are subject to compliance with Federal and state laws and regulations, the oversight of their respective agencies and/or various self-regulatory organizations or exchanges, and any failure to comply with these regulations could expose us to liability and/or reputational damage. Our businesses have operated for a number of years within a legal framework that requires our being able to monitor and comply with a broad range of legal and regulatory developments that affect our activities. However, additional legislation, changes in rules promulgated by regulators or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect operation and profitability.

Rigorous legal and compliance analysis of our businesses and investments is important to our culture. We strive to maintain a culture of compliance through the use of policies and procedures such as oversight compliance, codes of conduct, compliance systems, communication of compliance guidance and employee education and training. We have a compliance group that monitors our compliance with all of the regulatory requirements to which we are subject and manages our compliance policies and procedures. Our Executive Vice President of Administration, General Counsel and Secretary, Michael LiCalsi, also serves as President of our Administrator Subsidiary, and thus supervises our compliance group, which is responsible for addressing all regulatory and compliance matters that affect our and the Existing Gladstone Funds’ activities. Our compliance policies and procedures address a variety of regulatory and compliance risks such as the handling of material non-public information, position reporting, personal securities trading, valuation of investments on a fund-specific basis, document retention, potential conflicts of interest and the allocation of investment opportunities.

FINRA Regulation

Our Broker-Dealer Subsidiary, through which we primarily conduct our financial services business, is registered as a broker-dealer with the SEC and is a member of FINRA and the SIPC and is registered as a broker-dealer in all fifty states. Our Broker-Dealer Subsidiary is subject to regulation and oversight by the SEC and FINRA. Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, record-keeping, the financing of customers’ purchases and the conduct and qualifications of directors, officers and employees. In recent years, the SEC and various self-regulatory organizations have aggressively increased their regulatory activities in respect of asset management firms.

SEC Regulation

Our Adviser Subsidiary is registered with the SEC as an investment adviser under the Advisers Act, and our BDCs, GLAD and GAIN, are regulated under certain provisions of the 1940 Act. As compared to other, more disclosure-oriented United States Federal securities laws, the Advisers Act and the 1940 Act, together with the SEC’s regulations and interpretations thereunder, are highly restrictive regulatory statutes. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the 1940 Act, ranging from fines and censures to termination of an adviser’s registration.

Under the Advisers Act, an investment adviser has fiduciary duties to its clients. The SEC has interpreted these duties to impose standards, requirements and limitations on, among other things, trading for proprietary, personal and client accounts; allocations of investment opportunities among clients; use of “soft dollars,” a practice that involves using client brokerage commissions to purchase research or other services that help managers make investment decisions; execution of transactions; and recommendations to clients. On behalf of our investment advisory clients, we make decisions to buy and sell securities for each portfolio, select broker dealers to execute trades and negotiate brokerage commission rates.

The Advisers Act also imposes specific restrictions on an investment adviser’s ability to engage in principal and agency cross transactions. As a registered adviser, our Adviser Subsidiary is subject to many additional requirements that cover, among other things, disclosure of information about its business to clients; maintenance of written policies and procedures; maintenance of extensive books and records; restrictions on the types of fees it may charge; custody of client assets; client privacy; advertising; and solicitation of clients. The SEC has legal authority to inspect any investment adviser and typically inspects a registered adviser periodically to determine whether the adviser is conducting its activities in compliance with (i) applicable laws, (ii) disclosures made to clients and (iii) adequate systems, policies and procedures to ensure compliance.

A majority of our revenues are derived from our Adviser Subsidiary’s provision of asset management services, including those provided to our BDCs. The 1940 Act imposes significant requirements and limitations on BDC funds, including with respect to its capital structure, investments and transactions. While our Adviser Subsidiary exercises broad discretion over the day-to-day management of these funds, every fund is also subject to oversight and management by a board of directors, a majority of whom are not “interested persons” as defined under the 1940 Act. The responsibilities of each board include, among other things, approving the advisory contract with the BDC; approving service providers; determining the valuation and the method for valuing assets; and monitoring transactions involving affiliates. Advisory contracts with the Gladstone BDCs may be terminated by either party or by the BDC’s stockholders on not more than 60 days’ notice and are subject to annual renewal by the BDC’s board of directors. In addition, under the 1940 Act, advisory agreements with 1940 Act funds (such as the Gladstone BDCs) terminate automatically upon assignment. The term “assignment” is broadly defined and includes direct assignments as well as assignments that may be deemed to occur upon the transfer, directly or indirectly, of a controlling interest in us.

Generally, BDCs are prohibited under the 1940 Act from knowingly participating in certain transactions with their affiliates without prior approval of their board of directors who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the prohibition on transactions with affiliates to prohibit “joint transactions” among entities that share a common investment adviser. On July 26, 2012, the SEC granted an exemptive order that permits GAIN, GLAD and any future BDC or closed-end management investment company that is advised by the Adviser Subsidiary (or sub-advised by the Adviser Subsidiary if it also controls the fund), or any combination of the foregoing, to co-invest subject to the conditions contained therein.

In certain situations where co-investment with one or more funds managed by the Adviser Subsidiary or its affiliates is not covered by the order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of the Adviser Subsidiary or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably, but do not entirely eliminate potential for a conflict of interest.

Properties

We do not own any real estate or other physical properties material to our operations. Our principal executive offices, which are leased by the Adviser Subsidiary, are located at 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102. We also have offices in New York, New York; Chicago, Illinois; Seattle, Washington; Dallas, Texas; and Salinas, California. We consider these facilities to be suitable and adequate for the management and operation of our business as presently conducted.

Legal Proceedings

We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us. We are not currently subject to any pending judicial, administrative or arbitration proceedings that we expect to have a material impact on our results of operations or financial condition. See “Risk Factors—Risks Related to Our Business” that are incorporated by reference to this Annual Report.

Risk Factors

Our business is subject to certain risks and events that, if they occur, could adversely affect our financial condition and results of operations. For a discussion of these risks, please refer to the section captioned “Risk Factors” in Part II of our Form 1-A/A - Offering Statement as filed with the SEC on September 3, 2020, which section is incorporated by reference herein. You should carefully consider these risk factors, together with risks the described herein and all of the other information included in this Annual Report and the other reports and documents filed by us with the SEC. These risks are not the only risks we face. Additional risks and uncertainties not presently known to us, or not presently deemed material by us, may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. If that happens, you may lose all or part of your investment.

Risks Related to Our Business

Our business and that of the Existing Gladstone Funds has been, and in the future could be further, adversely affected by the recent coronavirus outbreak.

As of the date of this Annual Report, there is an outbreak of a novel and highly contagious form of coronavirus (COVID-19), which the World Health Organization has declared to constitute a Public Health Emergency of International Concern. The outbreak of COVID-19 has resulted in numerous deaths, adversely impacted global commercial activity and contributed to significant volatility in certain equity and debt markets. The global impact of the outbreak is rapidly evolving, and many countries, including the United States, have reacted by instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Businesses are also implementing similar precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruption in supply chains and economic activity and are having a particularly adverse impact on transportation, hospitality, tourism, entertainment and other industries. As COVID-19 continues to spread, the potential impacts, including a global, regional or other economic recession, are increasingly uncertain and difficult to assess.

Any public health emergency, including any outbreak of COVID-19, SARS, H1N1/09 flu, avian flu, other coronavirus, Ebola or other existing or new epidemic diseases, or the threat thereof, could have a significant adverse impact on our businesses and the Existing Gladstone Funds and their portfolio companies and could adversely affect our results of operations.

The extent of the impact of any public health emergency, including the COVID-19 pandemic, on our and our businesses’ and funds’ operational and financial performance will depend on many factors, including the duration and scope of such public health emergency, the extent of any related travel advisories and restrictions implemented, the impact of such public health emergencies on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity and the extent of its disruption to important global, regional and local supply chains and economic markets, all of which are highly uncertain and cannot be predicted. For example, each of GLAD and GAIN records its assets at fair value. Between June 30, 2019 and June 30, 2020, both of these entities experienced a significant reduction in their gross assets, which primarily occurred in the quarter ended March 31, 2020. While there was some recovery by June 30, 2020, both had a negative change in fund value for the year. We expect that these reductions in gross assets will negatively impact the management fees that we receive from each of GLAD and GAIN for the fiscal year ending June 30, 2021 through the conclusion of the COVID-19 pandemic and potentially beyond. In addition, the incentive fees that we are entitled to receive from each of the Existing Gladstone Funds will be adversely affected to the extent that investment income (or its equivalent) is reduced whether as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic has disrupted, and future public health emergencies may disrupt, the operations of the companies in which the Gladstone BDCs invest and the tenants of the Gladstone REITs. Certain of these companies and/or tenants have experienced a significant reduction of their business activities, including as a result of shutdowns requested or mandated by governmental authorities, in connection with the COVID-19 pandemic (and may experience similar outcomes in connection with future public health emergencies). We cannot estimate the impact that a public health threat could have on the companies in which the Gladstone BDCs invest or the tenants of the Gladstone REITs, but it could disrupt their businesses and their ability to make interest, lease or dividend payments and decrease the overall value of the Existing Gladstone Funds’ investments and leasehold interests, which could adversely impact their business, financial condition or results of operations, which would adversely affect our revenues and results of operations.

Further, the operations of our businesses, the Existing Gladstone Funds and their portfolio companies may be significantly impacted, or even temporarily or permanently halted, as a result of government quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors related to a public health emergency, including its potential adverse impact on the health of the Adviser Subsidiary’s and the Administrator Subsidiary’s personnel. As a result, there is a risk that this crisis could adversely impact the ability of our businesses and funds to source, manage and divest investments and to achieve their investment objectives, all of which could result in lower base management and/or incentive fees earned by our Adviser Subsidiary, which could materially and adversely affect our business and results of operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Annual Report contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “target,” “estimate,” “forecast,” “project,” by future conditional verbs such as “will,” “should,” “would,” “could” or “may,” or by variations of such words or by similar expressions. These statements are not historical facts, but instead represent our current expectations, plans or forecasts and are based on the beliefs and assumptions of management and the information available to management at the time that these disclosures were prepared.

Forward-looking statements are subject to numerous assumptions, risks (both known and unknown) and uncertainties, and other factors which change over time. Such factors include:

•

reductions in assets under management by our Adviser Subsidiary based on investment performance, adverse changes in the economy and the capital markets and other factors, including the COVID-19 pandemic;

•	the loss of an Advisory Agreement with an Existing Gladstone Fund;
•	our ability to maintain historical returns of the Existing Gladstone Funds and sustain our historical growth;
•

the impact of COVID-19 generally and on the economy, the capital markets our business and the portfolio companies of the Gladstone Funds, including the measures taken by governmental authorities to address it;

•	our ability to retain key investment professionals or members of our senior management team;
•	our reliance on the technology systems supporting our operations;
•	availability of capital to the Existing Gladstone Funds;
•	our ability to successfully launch and grow the Future Gladstone Funds and develop new strategies and funds in the future;
•	the concentration of our investments in lower middle market businesses and real estate in the United States;
•	the ability of our investment teams to identify appropriate investment opportunities;
•	our exposure to potential litigation (including administrative or tax proceedings) or regulatory actions;
•	our ability to implement effective information and cyber security policies, procedures and capabilities;
•	our determination that we are not required to register as an “investment company” under the 1940 Act;
•	the fluctuation of our expenses and results of operations;
•	our ability to respond to recent trends in the asset management industry;
•	changes in governmental regulation (including regulation specific to the asset management industry), tax rates and similar matters and our ability to respond to such changes;
•	the degree and nature of competition in the asset management industry;
•	the level of control over us retained by David Gladstone;
•	our ability to deploy the proceeds of the Bond Offering with the Future Gladstone Funds or other changes to our business as a result of the proposed use of proceeds from the Bond Offering; and
•	other risks and factors listed under “Risk Factors” and elsewhere in this Annual Report.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Annual Report. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Therefore, you should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law. Because forward-looking statements are subject to assumptions, risks, uncertainties, and other factors, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements and future results could differ materially from our historical performance.

The following discussion and analysis should be read in conjunction with the historical consolidated financial statements and the related notes included elsewhere in this Annual Report. The historical consolidated financial data discussed below reflect our historical results of operations and financial position.

Overview

We are a leading alternative asset manager and provider of other administrative and financial services. We currently provide these services to the four Existing Gladstone Funds, which are publicly traded, Nasdaq-listed companies invested in alternative asset classes:

•

GLAD, a BDC, primarily invests in debt securities of established private lower middle market companies in the United States. GLAD was established in 2001 and is an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a BDC under the 1940 Act. In addition, it has elected to be treated as a RIC for Federal tax purposes under the Code;

•

GAIN, a BDC, primarily invests in debt and equity securities of lower middle market private businesses operating in the United States (including in connection with management buyouts, recapitalizations or, to a lesser extent, refinancings of existing debt facilities). GAIN was established in 2005 and, like GLAD, is an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a BDC under the 1940 Act. In addition, it has elected to be treated as a RIC for Federal tax purposes under the Code.;

•	GOOD, a REIT, focuses on acquiring, owning and managing primarily office and industrial properties in the United States. GOOD was established in 2003 and is an externally-managed REIT; and
•	LAND, a REIT, focuses on acquiring, owning and leasing farmland and farm-related properties in the United States. LAND was established in 2013 and is an externally-managed REIT.

We generate revenue from fees earned pursuant to advisory, administrative, broker-dealer and other agreements our subsidiaries have with the Existing Gladstone Funds and to other affiliated entities. These fees are generated through:

•	the Adviser Subsidiary, an investment adviser registered with the SEC, which currently advises the Existing Gladstone Funds;
•

the Broker-Dealer Subsidiary, a broker dealer registered with FINRA and insured by the SIPC, which currently provides certain investment banking mortgage placement and dealer manager services to the Existing Gladstone Funds; and

•	the Administrator Subsidiary, which currently provides administrative services to the Existing Gladstone Funds, including accounting, valuation, legal, compliance, and other services.

Our asset management business is operated through our Adviser Subsidiary, a registered investment adviser with the SEC, which has advisory agreements in place to manage all of the Existing Gladstone Funds. Our investment advisory business generated income before taxes of $8.6 million for the fiscal year ended June 30, 2020. Our assets under management have grown from approximately $133.2 million as of September 30, 2001 to approximately $3.0 billion as of June 30, 2020, representing a CAGR of approximately 18%. Since the inception of GLAD in 2001 through June 30, 2020, the Existing Gladstone Funds have invested in 594 businesses or properties for an aggregate amount of approximately $5.9 billion and paid $1.2 billion in common stock dividends or distributions to their investors.

Our Adviser Subsidiary has managed the Existing Gladstone Funds with a perspective of achieving successful growth over the long-term. In establishing and growing our various funds, and in determining the types of investments to be made by our funds, our management has consistently sought to focus on the best outcomes for our businesses and the Existing Gladstone Funds that we manage over a period of years, rather than on the short-term effect on our revenue, net income or cash flow. We believe that this approach will continue to significantly affect our revenue, net income and cash flow as a result of the timing of new investments and realizations of investments by the Existing Gladstone Funds, the Future Gladstone Funds and any other business or funds we may manage in the future.

As of the date of this Annual Report, we manage our operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions, and, accordingly, have only one reportable and operating segment. We provide asset management services through the Adviser Subsidiary and all of our revenues are generated within the United States.

Financial Services

We provide financial services through our Adviser Subsidiary and through our Broker-Dealer Subsidiary. The Broker-Dealer Subsidiary earns fees generated from providing dealer manager, investment banking, mortgage placement, and other services to us, the Existing Gladstone Funds and certain portfolio companies of GLAD and GAIN. We incur third-party securities trade costs associated with the Broker-Dealer Subsidiary that largely offset the associated securities trade commission revenue we earn.

Administrative Services

Our Administrator Subsidiary is a party to administration agreements with each of the Existing Gladstone Funds, as well as being a party to substantially similar agreements with us and our subsidiaries. Our Administrator Subsidiary provides accounting, legal, compliance, treasury, valuation, regulatory and other services pursuant to such agreements.

Our Revenues and Expenses

Our revenue is primarily derived from fees (pursuant to advisory agreements) our Adviser Subsidiary receives for managing the Existing Gladstone Funds. Such fees include investment advisory fees (also called base management fees) which are based upon assets or stockholders’ equity under management; loan servicing fees for serving as the servicer pursuant to line of credit agreements; performance-based incentive fees for meeting certain income or realized capital gains thresholds; and investment banking fees for providing investment banking, due diligence and management or advisory services. Our Broker-Dealer Subsidiary also receives fees for other financial services it provides to certain of the Existing Gladstone Funds and portfolio companies thereof, including distribution, investment banking, due diligence, dealer manager, mortgage placement and other financial services.

Historically, our most significant expense is the payment of salaries, bonuses and benefits for our employees, each of which is directly employed by either the Adviser Subsidiary or the Administrator Subsidiary.

Business Environment

As an asset management firm, our businesses are materially affected by conditions in the financial markets and economic conditions generally in the United States and, to a lesser extent, globally. Our diverse mix of businesses has allowed us to generate attractive returns across different business climates. Generally, business conditions characterized by low inflation, low or declining interest rates and strong equity markets provide a positive climate for us to generate attractive returns on existing investments. Since the Existing Gladstone Funds are closed-end funds with no requirement to return invested equity capital, we have generally been able to produce stable revenues. However, during periods of market volatility the fair value of the assets owned by the Existing Gladstone Funds will increase or decrease accordingly, which impacts the base management fees. In addition, during market downturns, certain portfolio companies and tenants of the Existing Gladstone Funds may no longer be able to make the payments due under the applicable agreement with an Existing Gladstone Fund, which may impact the income of the applicable Existing Gladstone Fund and incentive fees.

Market Conditions

Our ability to grow revenues in our asset management business largely depends upon the growth in assets under management and income in the Existing Gladstone Funds, Future Gladstone Funds, and in other businesses or funds we may manage in the future. Such growth will depend upon our ability to attract new capital and investors to our funds and our ability to successfully invest our funds’ capital. Our ability to grow our revenues in our financial services business (through our Broker-Dealer Subsidiary) depends largely on the ability of GLAD and GAIN (and in the future, Gladstone Farming or Gladstone Partners) to invest in new portfolio companies and the Broker-Dealer Subsidiary’s ability to source mortgages for GOOD and LAND (and in the future, Gladstone Retail), and the Broker-Dealer Subsidiary’s ability to provide effective dealer manager services to certain of the Existing Gladstone Funds’ and Future Gladstone Funds’ registered, non-listed issuances of stock or bonds, if any.

The global economy has experienced economic uncertainty in recent years. Economic uncertainty impacts our business in many ways, including through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. See “Risk Factors — Risks Related to Our Business” that are incorporated by reference to this Annual Report. As interest rates remain relatively low and public equities are not able to meet expected returns, we see increasing investor demand for alternative investments to achieve higher yields. As a result, some investors have increased their allocation to private markets relative to other asset classes. In addition, the opportunities in private markets have expanded as firms have created new vehicles and products in which to access private markets across different geographies and opportunity sets.

While COVID-19 hasn’t had a marked effect on the total revenue we have received related to the fiscal year ended June 30, 2020, it has negatively impacted certain elements of revenue in the six months ended June 30, 2020, particularly income-based incentive fees from the Gladstone BDCs. As a result of decreases in their asset valuations, their net investment income was lowered, which is compared to a hurdle rate in determining any income-based incentive fees payable to the Adviser Subsidiary. With GAIN, we experienced a decrease of approximately $3.1 million in the income-based incentive fees between the fiscal year ended June 30, 2019 and the fiscal year ended June 30, 2020 that was a direct effect of their valuation changes which were primarily attributable to the impact of COVID-19. As discussed under Certain Financial Measures and Indicators – Revenues, reductions in incentive fees that we earn results in a corresponding decrease in the amount of incentive compensation that would be due under our carried interest incentive compensation plans.

Our revenues are directly impacted by the performance of the Existing Gladstone Funds, including any impacts they experience from COVID-19. Both GLAD’s and GAIN’s investment portfolio companies are diverse from an industry and geographic perspective, which should help mitigate any disproportionate effects of COVID-19 on specific industries and regions. In addition, while both GLAD and GAIN continue to monitor and work with their respective portfolio companies to navigate the significant challenges created by the COVID-19 pandemic, we believe that the portfolio companies of both GLAD and GAIN have taken actions to effectively and efficiently respond to such challenges. We believe both GLAD and GAIN have sufficient levels of liquidity to support their existing portfolio companies, as necessary, and selectively deploy capital in new investment opportunities.

We believe GOOD has a diverse tenant base from both a geography and industry perspective, without significant exposure to tenants in industries that have been significantly impacted by COVID-19, and GOOD has collected all cash rent obligations for the first half 2020 that were not subject to rent deferral agreements. GOOD entered into rent deferral agreements with three tenants in April 2020, which in the aggregate represent approximately 2% of GOOD’s total portfolio rents.

We do not believe that COVID has materially affected LAND’s operations or those of its tenants at this point in time. Most of LAND’s farmers initially experienced increased sales volumes and higher-than-average prices because the pandemic led the public to stockpile food and other necessities. However, such volumes and prices have recently returned to more normalized levels.  LAND granted two rent deferrals for semi-annual rental payments due in July, which in the aggregate represent approximately 0.7% of LAND’s total portfolio rents, due to delays in payments owed to the tenants from their respective processors due to COVID-related government mandated lockdowns. We currently expect values of LAND’s farmland portfolio to remain stable, and with the exception of the rent deferrals granted to the two aforementioned tenants in July 2020, we expect rental payments due to LAND to continue to be paid on time for at least the foreseeable future.

Trends Affecting our Business

In addition to general market conditions, we believe the following trends will impact our future performance:

•

Increasing Importance of Alternative Assets. Over the past several years, investor groups of all types have meaningfully increased their capital allocations to alternative investment strategies. We expect this current trend will continue as the combination of volatile returns in public equities and low-yields on traditional fixed income investments shifts investor focus to the lower correlated and absolute levels of returns offered by alternative assets. In particular, real assets, private equity and private debt strategies are expected to achieve significant growth as investors diversify to reduce volatility and achieve higher yields.

•

Increasing Demand for Alternative Assets from Retail Investors. Defined contribution pension plans and retail investors are demanding more exposure to alternative investment products to seek differentiated returns as well as to satisfy a desire for current yield due to changing demographics. We have benefited from this growing demand, given our diverse alternative offerings through publicly traded vehicles. With an established market presence, we believe we are well positioned to take advantage of the growing opportunity in the retail channel.

•

Shifting Asset Allocation Policies of Institutional Investors. We believe that the growing pension liability gap is driving investors to seek higher return strategies and that institutional investors, such as insurance companies, are increasingly rotating away from core fixed income products towards more liquid alternative credit and absolute return-oriented products to achieve their return hurdles. According to Ernst & Young, institutional investors allocated an estimated 25% of the global portfolio towards alternative strategies in 2019, up from approximately 12% in 2009. The increase in allocation has also been accompanied by a change in allocation strategy to a more balanced approach between private equity and non-private equity alternative investments. Our combination of credit expertise, total return and multi-strategy product offerings are particularly well suited to benefit from these asset allocation trends.

•

The strength and liquidity of the United States and relevant global equity and debt markets. These markets affect the value of the underlying investments of the Existing Gladstone Funds and Future Gladstone Funds, which in turn affect the assets under management and income of those funds and the base management fees and the incentive fees we earn. Furthermore, changes in supply and demand for real estate assets could affect our ability to increase the value of GOOD and LAND. In addition, certain of our funds may use leverage in order to increase investment returns, which ultimately affects our current income and ability to attract additional capital. Prior to the onset of the COVID-19 pandemic, United States and relevant global debt markets have been particularly robust in recent years, contributing to our ability to finance acquisitions by the Existing Gladstone Funds at attractive rates, leverage ratios and terms. A reduction in leverage ratios or a tightening of covenants and other credit terms could also negatively impact the assets under management or income of our Existing Gladstone Funds and our Future Gladstone Funds and the fees the Adviser Subsidiary earns under the Advisory Agreements.

•

Interest Rate Risk. Fluctuations in interest rates may affect the performance of the Existing Gladstone Funds and Future Gladstone Funds. Historical trends in these markets are not necessarily indicative of future performance in these funds. Current interest rates are near long-term historical lows; however, credit spreads have increased with the recent decline in interest rates, mitigating a portion of the decline in investment yields. Increases in rates and decreases in credit spreads would have a mixed impact on our performance as asset yields would tend to rise but so would the cost of servicing floating-rate debt used to leverage the Existing and Future Gladstone Funds, which could impact the performance-based incentive fees that the Adviser Subsidiary earns. However, we believe that we and the Existing Gladstone Funds are well-positioned for a rising interest rate environment, as the floating rate investments in these funds are substantially greater than their floating rate debts.

•

Competition among alternative asset managers. Our ability to grow our revenue is dependent on our continued ability to source attractive investments for the funds we manage and to deploy the capital that we have raised. Our transaction volume is largely based on relationships that we cultivate in the debt, equity, real estate and natural resource markets. Deviations from these relationships can occur in any given year for a number of reasons. We compete against a number of other public and private asset managers that are larger than us or have more diversified sources of revenue or stronger relationships in the sectors in which we operate. A significant decrease in the quality or quantity of investment opportunities or an increase in competition from new alternative asset management entrants could adversely affect our ability to source investments with returns that meet the investment objectives of the funds we manage.

•

Unpredictable global macroeconomic conditions. Global economic conditions, including political environments, the impact of pandemics such as COVID-19, financial market performance, interest rates, credit spreads or other conditions beyond our control, all of which affect the performance of our funds’ underlying investments, are unpredictable and could negatively affect our performance and that of the funds that we manage and their and our ability to raise funds in the future.

•

Increasing regulatory requirements. The complex regulatory and tax environment for asset managers could restrict our operations and subject us to increased compliance costs and administrative burdens, as well as restrictions on our business activities.

We believe recent market conditions have created both favorable and unfavorable environments for our asset management and financial advisory businesses during the periods presented. Changes in these market conditions could have positive or negative effects on our asset management and financial advisory businesses in future periods, and those effects could be material. For a more detailed description of how economic and global financial market conditions can materially affect our financial performance and condition, see “Risk Factors—Risks Related to Our Business” that are incorporated by reference to this Annual Report. Our historical results of operations are not indicative of the expected future operating results.

Certain Financial Measures and Indicators

Consolidation

We consolidate the financial results of entities we control through a majority voting interest (including the Adviser Subsidiary, the Broker-Dealer Subsidiary, and the Administrator Subsidiary) as well as entities that are determined to be variable interest entities where we are deemed to be the primary beneficiary of the entity. While the Adviser Subsidiary is the investment adviser to the Existing Gladstone Funds, it does not hold a majority of the voting interests in any of the Existing Gladstone Funds, and thus, for accounting purposes and reporting purposes, we do not consolidate the Existing Gladstone Funds in our financial statements. The base management fees and incentive fee compensation received from the advisory agreements between our Adviser Subsidiary and the Existing Gladstone Funds are the only aspects of the Existing Gladstone Funds that are recorded in our financial statements.

Revenues

Investment Advisory Fees (Base Management Fees). Investment advisory fees are earned from services provided by the Adviser Subsidiary to the Existing Gladstone Funds pursuant to the terms of the Advisory Agreements. Investment advisory fee revenue is recognized as the advisory services are provided, and any unpaid amounts are classified as accounts receivable, related party. Additionally, pursuant to the requirements of the 1940 Act, our Adviser Subsidiary makes available significant managerial assistance to portfolio companies of GLAD and GAIN. The Adviser Subsidiary may also provide other services to such portfolio companies under certain agreements and may receive fees for services other than managerial assistance. Our Adviser Subsidiary non-contractually, unconditionally, and irrevocably credits 100% of these fees against the investment advisory fee that GLAD and GAIN would otherwise be required to pay to our Adviser Subsidiary; however, pursuant to the terms of the Advisory Agreements with each of GLAD and GAIN, a small percentage of certain of such fees is retained by our Adviser Subsidiary in the form of reimbursement, at cost, for tasks completed by personnel of the Adviser Subsidiary, primarily for the valuation of portfolio companies of GLAD and GAIN.

Loan Servicing Fees. Certain of GLAD’s and GAIN’s loan investments are held in their respective wholly-owned subsidiaries. Loan servicing fees represent amounts earned by the Adviser Subsidiary for acting as the servicer pursuant to the terms of the line of credit agreements between the relevant subsidiary and its creditor banks. Since GLAD and GAIN own these loans indirectly (through their 100% ownership of the relevant subsidiary), all loan-servicing fees earned by the Adviser Subsidiary are credited directly against the investment advisory fees otherwise due and payable to the Adviser Subsidiary by GLAD and GAIN. Loan servicing fee revenue is recognized when it is earned.

Performance-Based Incentive Fees. Incentive fees are earned by the Adviser Subsidiary pursuant to a given Advisory Agreement when an Existing Gladstone Fund meets certain income or realized capital gains thresholds. Incentive fees are recognized as income when all contingencies, including realization of specified minimum hurdle rates, have been exceeded. Any calculated amount above the required minimum hurdle rates, as specified in the respective Advisory Agreement, is allocated by the Existing Gladstone Fund to the Adviser Subsidiary. The incentive fees are not subject to reversal or clawback under the terms of the Advisory Agreements. To date the Adviser Subsidiary has not received any such capital gains-based incentive fees other than from GAIN.

In accordance with GAAP, the Existing Gladstone Funds accrue a capital gains-based incentive fee as if their investments had been liquidated at their fair values as of the end of the reporting period, even though they are not payable to the Adviser Subsidiary until such capital gains are realized and become contractually due under the terms of the applicable Advisory Agreement. In the fiscal year ended June 30, 2020, we recognized and were paid $8.1 million of capital gains-based incentive fees. To the extent we receive capital gains-based incentive fees, they give rise to an obligation under our capital gains-based carried interest plans that exist between the Adviser Subsidiary and certain of its current or former employees and officers that operate the respective funds, for which we have accrued $7.0 million of compensation expense as of June 30, 2020 that it considered probable of payment in September 2020 (and which has been paid as of the date of this Annual Report). As of June 30, 2020, GAIN had accrued an additional $6.6 million of capital gains-based incentive fees payable to the Adviser Subsidiary, none of which has been recorded by us as revenue or a receivable since the required realized capital gains thresholds had not been achieved.

The Adviser Subsidiary maintains several income-based and capital gains-based carried interest plans (collectively, “the Carried Interest Plans”) for the benefit of its current and former employees and officers which provides incentive compensation that is linked to the performance-based incentive fees that it earns. Under the terms of the Carried Interest Plans, a significant portion of the incentive fees earned, net of credits against those fees, are paid out as compensation. The Adviser Subsidiary may retain certain unallocated portions of the incentive fees under the agreements from time to time at its discretion. Our ability to continue to generate incentive fees and other fees is an important element of our business, and these items have historically accounted for a significant portion of our revenue and related expenses.

Administration Fees. The Administrator Subsidiary has entered into an Administration Agreement with each of the Existing Gladstone Funds and its other affiliates, pursuant to which it furnishes such funds and other companies with accounting, valuation, legal, compliance, and other services. Pursuant to the Administration Agreements, the Existing Gladstone Funds and the Administrator Subsidiary’s other affiliates collectively pay the costs and expenses of the Administrator Subsidiary to perform the administrative services, which are primarily rent and the salaries, benefits and expenses of the Administrator Subsidiary’s employees, including the chief financial officer and treasurer, chief compliance officer, chief valuation officer, and general counsel and secretary (and the staffs of all of the foregoing) of each of the Existing Gladstone Funds and the Administrator Subsidiary’s other affiliates. Administration fee revenue is recognized when it is earned.

Investment Banking Fees (Other Financial Services Fees): Investment banking fees include fees (1) received by the Broker-Dealer Subsidiary for providing investment banking and due diligence services to certain portfolio companies of GLAD and GAIN, (2) received by the Adviser Subsidiary for providing management or advisory services to certain portfolio companies of GLAD and GAIN and (3) received by the Broker-Dealer Subsidiary for providing mortgage placement services to GOOD and LAND. Due to uncertainty surrounding the closing of related deals, these fees are recognized when the transaction occurs and the fees are collected. Such fees may be received in advance and, if so, are recorded as deferred revenue in our consolidated balance sheets and are refundable until earned. To the extent that the Adviser Subsidiary receives any fees directly from a portfolio company of either GLAD or GAIN for any such services, 100% of such fees are credited against the investment advisory fees otherwise due to the Adviser Subsidiary pursuant to the applicable Advisory Agreement.

Securities Trade Commissions. Securities trade commission income includes dealer manager and broker dealer commissions received by the Broker-Dealer Subsidiary pursuant to its role in distributing certain shares of Series B and Series C preferred stock of LAND, Series F preferred stock of GOOD, and notes of GAIN through the independent broker dealer network. The Broker-Dealer Subsidiary provides certain sales, promotional and marketing services in connection with such offerings and in return is paid (1) selling commissions of up to 7.0% of the gross proceeds from sales of the Land Series B and up to 6.0% of the gross proceeds from sales of the LAND Series C, the GOOD Series F and the GAIN notes offerings, and (2) a dealer manager fee of up to 3.0% of the gross proceeds from sales of each of the offerings. Fees are generated and earned on a trade-date basis, when the Broker-Dealer Subsidiary’s obligation is satisfied.

Fee Credits. Fee credits historically consist of non-contractual, unconditional and irrevocable waivers of loan servicing fees, investment advisory fees and incentive fees otherwise due to the Adviser Subsidiary from the Existing Gladstone Funds under the Advisory Agreements. Such credits are either related to: (1) certain investment banking fees received by the Adviser Subsidiary from portfolio companies of GLAD and GAIN, (2) loan servicing fees received by the Adviser Subsidiary from certain subsidiaries of GLAD and GAIN, (3) a portion of the annual review fees received by the Adviser Subsidiary from certain portfolio companies of GLAD and GAIN, (4) other amounts granted to allow the Existing Gladstone Funds to comply with the requirements of their credit facilities or maintain the desired level of distributions to their stockholders, or (5) a reduction in the investment advisory fees received in connection with syndicated loan investments held by GLAD or GAIN. Revenues are presented net of any related fee credits.

Operating Expenses

Salaries and Employee Benefits Expense. Our employee compensation and benefits expense reflects compensation (primarily salary and bonus) of our employees through our Adviser Subsidiary and Administrator Subsidiary. Our compensation arrangements with our employees contain a significant performance-based bonus component. Therefore, as our revenues increase, our compensation costs also rise. In addition, our compensation costs reflect increased headcount as we expand geographically and create new products and businesses. Historically, all payments for services rendered by our management and selected other individuals engaged in our businesses have been accounted for as employee compensation and benefits expense. As a result, our employee compensation and benefits expense has reflected payments for services rendered by these individuals.

Operating Expenses Other Than Salaries and Employee Benefits Expense. The operating expenses other than salaries and employee benefits expenses consist primarily of rent, depreciation, telecommunications, office expenses, professional services and other third-party expenses incurred in connection with operating our business lines. We also incur third-party securities trade costs associated with the Broker-Dealer Subsidiary.

Other Income

Net Gains from Investment Activities. We expect to generate realized and unrealized gains and losses from underlying investments in the Future Gladstone Funds. Net gains or losses from our investment activities would reflect a combination of internal and external factors. The external factors affecting the net gains associated with our investing activities might vary by asset class but would be expected to be broadly driven by the market considerations discussed above. The key external measures that we expect to monitor for purposes of deriving net gains from our investing activities include price/earnings ratios and EBITDA multiples for benchmark public companies and comparable transactions and capitalization rates for real estate property investments. These measures generally represent the relative value at which comparable entities have either been sold or at which they trade in the public marketplace. Other than the information from our managing directors, we refer to these measures generally as exit multiples. Internal factors that would be expected to be managed and monitored include a variety of cash flow and operating performance measures, most commonly EBITDA and net operating income. The management of the portfolio companies that the Existing Gladstone Funds invest in are incentivized to maximize these key measures and do so by pursuing strategies to improve the operating investment performance and the capital structures of the companies. In all cases in the Existing Gladstone Funds (and our interests in the Future Gladstone Funds) may entitle us to an incentive fee (pursuant to the existing advisory agreement between our Adviser Subsidiary and each of the Existing Gladstone Funds) when investors in the fund achieve specified cumulative investment returns.

Operating Metrics

The alternative asset management business is a complex business that is unusual due to its ability to support rapid growth without requiring substantial capital investment. However, there also can be volatility associated with its earnings and cash flow. Since our inception, we have developed and used various supplemental operating metrics to assess and monitor the operating performance of our various alternative asset management businesses in order to monitor the effectiveness of our value creating strategies.

Our assets under management increase primarily as a result of the Existing Gladstone Funds raising additional capital, either in the form of equity by selling additional shares of capital stock to investors or in the form of debt via long term mortgages on the real estate held by certain of the Existing Gladstone Funds, the revolving lines of credit available to the Existing Gladstone Funds and the issuance of notes by certain of the Existing Gladstone Funds. In the future, we expect our assets under management will include the assets described above as well as the fair market value of assets or the total asset value of any Future Gladstone Funds.

Results of Operations for the Fiscal Years Ended June 30, 2020 and 2019

Following is a discussion of our consolidated results of operations for the fiscal years ended June 30, 2020 and 2019. The following tables set forth information regarding our results of operations and certain key operating metrics for the years ended June 30, 2020 and 2019:

	Fiscal Year Ended June 30,
	2020	2019
Revenues (Related Party)
Investment advisory and loan servicing fees, net	$22,363,616	$19,388,476
Incentive fees, net	18,735,374	12,264,680
Administration fees	6,162,669	5,516,197
Investment banking fees	6,722,052	8,521,862
Annual review fees	434,864	578,003
Property management fees	359,317	295,551
Securities trade commissions	7,102,719	5,586,140
Other income	396,301	126,553
Total revenues	62,276,912	52,277,462
Operating expenses
Salaries and employee benefits	43,449,146	37,709,688
Rent	878,137	709,051
Depreciation	135,455	101,527
Telecommunications	514,044	522,802
Office expenses	275,378	379,243
Professional services	738,921	569,998
Securities trade costs	7,082,864	5,529,337
Other operating expenses	1,089,543	1,186,205
Total expenses	54,163,488	46,707,851
Income from operations	8,113,424	5,569,611
Dividends from marketable securities	93,774	341,562
Realized gain on marketable securities	48,873	174,290
Unrealized (loss) gain on marketable securities	—	(243,147)
Net income before income taxes	8,256,071	5,842,316
Income tax provision	(2,146,323)	(1,489,641)
Net income	$6,109,748	$4,352,675
Net income per share attributable to common stock—basic and diluted	$61,097.48	$43,526.75
Weighted average shares of common stock outstanding— basic and diluted	100	100

Revenues – Investment Advisory and Loan Servicing Fees

The following tables reflect the components (by Existing Gladstone Fund) of investment advisory and loan servicing fees for the fiscal years ended June 30, 2020 and 2019:

2020	GLAD	GAIN	GOOD	LAND(1)	Total
Base management fees	$7,381,423	$11,830,794	$5,415,101	$3,824,734	$28,452,052
Loan servicing fees	5,618,789	6,815,731	—	—	12,434,520
Loan servicing fee credit	(5,618,789)	(6,815,731)	—	—	(12,434,520)
Credit for fees received from portfolio companies and other fee waivers	(1,693,938)	(3,948,383)	—	—	(5,642,321)
Fee reduction on senior syndicated loans	(446,115)	—	—	—	(446,115)
Investment advisory and loan servicing fee, net	$5,241,370	$7,882,411	$5,415,101	$3,824,734	$22,363,616

2019	GLAD	GAIN	GOOD	LAND(1)	Total
Base management fees	$7,195,097	$12,812,329	$5,058,535	$3,308,478	$28,374,439
Loan servicing fees	5,050,967	6,839,215	—	—	11,890,182
Loan servicing fee credit	(5,050,967)	(6,839,215)	—	—	(11,890,182)
Credit for fees received from portfolio companies and other fee waivers	(1,187,838)	(5,770,917)	—	(1,648,381)	(8,607,136)
Fee reduction on senior syndicated loans	(378,827)	—	—	—	(378,827)
Investment advisory and loan servicing fee, net	$5,628,432	$7,041,412	$5,058,535	$1,660,097	$19,388,476

(1)

On January 14, 2020, LAND amended and restated its existing Advisory Agreement with the Advisory Subsidiary to change the calculation of the base management fee from an annual rate of 2.0% of total adjusted common equity (as defined in the Advisory Agreement in effect at such time) to an annual rate of 0.5% of Gross Tangible Real Estate (as defined in the current Advisory Agreement) commencing with the quarter ended March 31, 2020.

Incentive Fees

The following tables reflect the components (by Existing Gladstone Fund) of incentive fees for the fiscal years ended June 30, 2020 and 2019:

2020	GLAD	GAIN	GOOD	LAND	Total
Incentive fees	$5,385,470	$10,386,635	$4,106,361	$2,180,570	$22,059,036
Incentive fee waiver	(3,323,662)	—	—	—	(3,323,662)
Incentive fee, net	$2,061,808	$10,386,635	$4,106,361	$2,180,570	$18,735,374

2019	GLAD	GAIN	GOOD	LAND	Total
Incentive fees	$5,549,080	$5,420,850	$3,367,474	$628,098	$14,965,502
Incentive fee waiver	(1,922,745)	—	—	(778,077)	(2,700,822)
Incentive fee, net	$3,626,335	$5,420,850	$3,367,474	$(149,979)	$12,264,680

(1)

On April 14, 2020, GLAD amended and restated its existing Advisory Agreement with the Advisory Subsidiary to change the calculation of the incentive fee. The Amended Agreement revised the “hurdle rate” included in the calculation of the Incentive Fee for the period beginning April 1, 2020 through March 31, 2021, increasing the hurdle rate from 1.75% per quarter (7% annualized) to 2.00% per quarter (8% annualized) and increasing the excess Incentive Fee hurdle rate from 2.1875% per quarter (8.75% annualized) to 2.4375% per quarter (9.75% annualized). The calculation of the other fees in the Advisory Agreement remains unchanged. The revised Incentive Fee calculation began with the fee calculations for the quarter ended June 30, 2020.

Credits to Investment Advisory and Loan Servicing Fees and Incentive Fees

The following tables reflect the components (by Existing Gladstone Fund) of credits granted by us against investment advisory and loan servicing fees and incentive fees for the fiscal years ended June 30, 2020 and 2019:

2020	GLAD	GAIN	GOOD	LAND	Total
Credit for fees received from portfolio companies and other fee waivers	$(1,693,938)	$(3,948,383)	$—	$—	$(5,642,321)
Loan servicing fee credit	(5,618,789)	(6,815,731)	—	—	(12,434,520)
Fee reduction on senior syndicated loans	(446,115)	—	—	—	(446,115)
Incentive fee waiver	(3,323,662)	—	—	—	(3,323,662)
Total credits	$(11,082,504)	$(10,764,114)	$—	$—	$(21,846,618)

2019	GLAD	GAIN	GOOD	LAND	Total
Credit for fees received from portfolio companies and other fee waivers	$(1,187,838)	$(5,770,917)	$—	$(1,648,381)	$(8,607,136)
Loan servicing fee credit	(5,050,967)	(6,839,215)	—	—	(11,890,182)
Fee reduction on senior syndicated loans	(378,827)	—	—	—	(378,827)
Incentive fee waiver	(1,922,745)	—	—	(778,077)	(2,700,822)
Total credits	$(8,540,377)	$(12,610,132)	$—	$(2,426,458)	$(23,576,967)

Revenues (which is net of credits) were $62.3 million for the fiscal year ended June 30, 2020, an increase of $10.0 million, or 19%, compared with the fiscal year ended June 30, 2019. The overall increase was the result of $8.2 million of increases in net fees and a $1.5 million increase in securities trade commissions.

Gross base management fees and loan servicing fees for the fiscal year ended June 30, 2020 were $40.9 million, an increase of $0.6 million, or 2%, compared with the prior year, primarily due to increased assets under management of GLAD and increases in stockholders’ equity of GOOD and LAND year-over-year, on which fees were based. The portion of fees related to base management fees increased to $28.5 million for the fiscal year ended June 30, 2020 from $28.4 million for the fiscal year ended June 30, 2019, primarily as a result of growth in assets under management of GLAD and growth in stockholders’ equity of GOOD and LAND. Assets under management increased year over year primarily because of additional capital offerings by GOOD and LAND and their ability to redeploy the proceeds from such offerings in additional assets, with such increase partially offset in the case of GLAD and GAIN by negative valuation adjustments resulting from the COVID-19 pandemic .

Loan servicing fees for the fiscal year ended June 30, 2020 were $12.4 million, an increase of $0.5 million, or 5%, compared with the prior year. Since GLAD and GAIN own indirectly the loans subject to the loan servicing fees, all loan-servicing fees earned by the Adviser Subsidiary are credited directly against the investment advisory fees otherwise due and payable to the Adviser Subsidiary by GLAD and GAIN.

Investment advisory and loan servicing fee revenue (which is net of credits) was $22.4 million for the fiscal year ended June 30, 2020, an increase of $3.0 million, or 15%, compared with the prior year. The increase in revenue was due to a decrease in non-contractual, unconditional and irrevocable fee waivers that we granted.

Gross incentive fees for the fiscal year ended June 30, 2020 were $22.1 million, an increase of $7.1 million, or 47%, compared with the prior year, primarily due to an $8.1 million capital gains-based incentive fee from GAIN and $2.2 million of increases in income-based incentive fees earned from GOOD and LAND. These were offset by a decrease in income-based incentive fees earned from GAIN of $3.1 million and GLAD of $0.1 million due to declines in asset values. Incentive fee credits relate to non-contractual voluntary waivers of incentive fee income credited against incentive fees earned to support such funds maintaining distributions to their respective stockholders. Incentive fee revenue (which is net of credits) increased $6.5 million, or 53%, to $18.7 million, due primarily to the capital gains-based incentive fee from GAIN and a decrease in the fee waivers granted to LAND, reduced by an increase in the fee waivers granted to GLAD.

Administration fees represent reimbursement of the expense of our Administrator Subsidiary for providing administrative services to the Existing Gladstone Funds. Administrative fees for the fiscal year ended June 30, 2020 were $6.2 million, an increase of $0.6 million, or 12%, compared with the prior year, due primarily to salary, bonus and benefit increases from an increase in headcount and market-based compensation adjustments. The administration fees earned by the Administrator Subsidiary are charged based on and entirely offset by the expenses of the Administrator Subsidiary. As a result, the administration fee revenue earned by the Administrator Subsidiary does not directly affect our operating or net income.

Investment banking fees typically include revenues earned for services offered to the portfolio companies of the Existing Gladstone Funds for transaction structuring and loan financing. For the fiscal year ended June 30, 2020, investment banking fees were $6.7 million, a decrease of $1.8 million, or 21%, from the prior year, due mainly to a decreased dollar volume of new investment transactions by GAIN compared to the prior year.

Securities trade commissions include dealer manager and broker-dealer commissions received by the Broker-Dealer Subsidiary pursuant to its role in distributing certain shares of preferred stock and notes of its affiliates through an independent broker-dealer network. Fees are generated and earned on a trade-date basis. For the fiscal year ended June 30, 2020, securities trade commission fee revenue was $7.1 million, an increase of $1.5 million, or 27%, compared with the prior year, as a result of an increase in the number of shares of non-traded preferred stock sold by LAND year-over-year. Due to our reliance on the independent selling network for such securities, securities trade costs almost entirely offset the related securities trade commissions.

Operating Expenses

Operating expenses were $54.2 million for the fiscal year ended June 30, 2020, an increase of $7.5 million, or 16%, compared with the prior year. The change was primarily due to an increase of $5.7 million, or 15%, in salaries and employee benefits of the Adviser Subsidiary from the net addition of personnel to support the growth of each of our business areas, including office openings and expansion of LAND in California, from market adjustments to compensation and from higher bonus and incentive compensation driven by our favorable financial performance. Securities trade costs increased by $1.6 million, which relates to a corresponding increase in securities trade commissions. Professional services increased by $0.2 million primarily due to higher legal fees.

Dividends, Realized and Unrealized Gains on Marketable Securities

Dividends, realized gains and unrealized gains from marketable securities held in our non-qualified elective deferred compensation plan decreased by $0.1 million for the fiscal year ended June 30, 2020 compared to the prior year primarily due to lower dividend income resulting from the liquidation of the investments in the deferred compensation plan on January 3, 2020.

Income Tax Provision

The Company’s net income is taxed at regular corporate tax rates for both United States Federal and state purposes. We recorded an income tax provision of $2.1 million for the fiscal year ended June 30, 2020, which represents a combined Federal and state effective tax rate of 26.0% of net income before income taxes. This compares to an income tax provision of $1.5 million for the fiscal year ended June 30, 2019, which represents a combined Federal and state effective tax rate of 25.5% of net income before income taxes. The current and prior period effective tax rates differ from the Federal statutory tax rate of 21% due primarily to the effect of state taxes.

As further described in Note 4 to the consolidated financial statements included in this Annual Report, in October 2018, we terminated our deferred compensation plan and ceased permitting participants to make further contributions into the plan. As of January 3, 2020, all remaining obligations were valued, the trust was liquidated, and the obligations were paid to participants in a subsequent payroll. Prior to its liquidation, the Company’s sponsorship of the plan resulted in the recognition of deferred tax assets since the deferred compensation was non-deductible in the current period tax returns. As a result of the termination of the deferred compensation plan and distribution of its assets in January 2020, the payments to participants will give rise to income tax deductions in our tax return for the fiscal year ended June 30, 2020.

See Note 5 to the consolidated financial statements included in this Annual Report for further disclosure of the elements of tax expense and the tax assets and liabilities.

In February 2020, the Internal Revenue Service (“IRS”) communicated to the Company that it had been selected for a routine audit of its Federal income tax return for the fiscal year ended June 30, 2018. The Company has responded to the IRS’s information document requests and is in discussions with the IRS to close out the audit. The outcome of this audit is not currently determinable but is not expected to have a material impact on the Company’s results of operations or financial position.

Net Income

Our net income of $6.1 million for the fiscal year ended June 30, 2020 was an increase of $1.8 million, or 40%, compared to the prior year, due primarily to higher investment advisory and loan servicing fees and incentive fees that were partially offset by higher salaries and employee benefits expenses and securities trade costs.

Liquidity and Capital Resources

Historical Liquidity and Capital Resources

On a historical basis, we have drawn on the capital resources of our Chairman, President and Chief Executive Officer, David Gladstone, together with the committed capital from our lines of credit provided by banks and the fee income earned by our subsidiaries in order to fund our operating expenses. In addition, we require capital resources to support the working capital needs of our businesses as well as to fund growth and investments in new business initiatives. We have multiple sources of liquidity to meet these capital needs, including accumulated earnings of our subsidiaries as well as access to the committed credit facilities described in Note 3 to the Financial Statements.

Our historical statements of cash flows reflect the cash flows of our operating business. We have managed our historical liquidity and capital requirements by focusing on our cash flows. Our primary cash flow activities are: (1) receiving cash flow from operations; (2) receiving income from investment activities of the Adviser Subsidiary, including liquidation of investments used to settle the deferred compensation plan liability; and (3) funding capital expenditures.

Cash Flows

The following table sets forth our cash flows for the fiscal years ended June 30, 2020 and 2019:

	Year Ended June 30,
(In thousands)	2020	2019
Net cash provided by operating activities	$4,939	$5,531
Net cash provided by (used in) investing activities	8,414	(798)
Net increase in cash	$13,353	$4,733

Operating Activities

Our net cash flow provided by operating activities was $4.9 million and $5.5 million for the fiscal years ended June 30, 2020 and 2019, respectively. These amounts include net income produced from our operations plus changes in our other operating assets and liabilities. Cash provided by operating activities of $4.9 million for the fiscal year ended June 30, 2020 included $6.1 million of net income plus $4.9 million of increases in accrued payroll, $8.6 decrease in deferred compensation and $2.4 million of net decreases in other assets or creases in other liabilities. Cash provided by operating activities of $5.5 million for the fiscal year ended June 30, 2019 included $4.4 million of net income plus $2.3 million of increases in accrued payroll and $0.7 million of net decreases in other assets or increases in other liabilities, reduced by $1.9 million of decreases in income taxes payable.

Investing Activities

Our net cash flow provided by investing activities was $8.4 million and $(0.8) million for the fiscal years ended June 30, 2020 and 2019, respectively. Our investing activities included purchases of furniture, equipment and leasehold improvements and cash provided from our liquidation of the deferred compensation plan.

Our Future Sources of Cash and Liquidity Needs

We expect that our primary liquidity needs will be cash to: (1) provide capital to facilitate the growth of our existing asset management and financial services businesses; (2) provide capital to facilitate our expansion into new businesses that are complementary to our existing asset management and financial services businesses and that can benefit from being affiliated with us; (3) pay operating expenses, including cash compensation to our employees; (4) fund capital expenditures; (5) repay borrowings and related interest costs; (6) pay income taxes; and (7) make dividends to our stockholder. Taking into account generally expected market conditions, we believe that the sources of liquidity described below will be sufficient to fund our working capital requirements.

In addition to our current liquidity, an additional source of liquidity will consist of the net proceeds from the Bond Offering. In the future we expect to also receive cash from time to time from: (1) cash generated from operations; (2) incentive income realizations; and (3) realizations on the investments that we will make. In the future, we may also issue additional securities to investors and our employees with the objective of increasing our available capital which would be used for purposes similar to those noted above.

Recent Accounting Pronouncements

See Note 2 — Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report for a description of recent accounting pronouncements.

Off Balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2020 or June 30, 2019.

Contractual Obligations, Commitments and Contingencies

We lease our primary office space and certain office equipment under agreements that expire in various years through 2025. In connection with certain lease agreements, we are responsible for escalation payments. The contractual obligation table below includes only guaranteed minimum lease payments for such leases and does not project potential escalation or other lease-related payments. The following table summarizes the future lease payments due under cancellable operating leases by fiscal year:

Rental Agreements for Office Space

Fiscal Year Ending June 30,	Amount
2021	$745,509
2022	766,975
2023	784,936
2024	808,596
2025	690,632
Total contractual repayments	3,796,648
Imputed interest	(479,735)
Operating lease liability	$3,316,913

Guarantee

As of June 30, 2020 and 2019, we guaranteed the entire line of credit which the Adviser Subsidiary had available to it. There were no borrowings outstanding as of June 30, 2020 or June 30, 2019. Under the current extension dated January 15, 2020, availability under the line is $2 million through January 15, 2021.

Indemnifications

In many of our service contracts, we agree to indemnify the third-party service provider under certain circumstances. The terms of the indemnities vary from contract to contract and the amount of indemnification liability, if any, cannot be determined and has not been included in the table above or recorded in our financial statements as of June 30, 2020 or June 30, 2019.

Qualitative and Quantitative Disclosures about Market Risk

Our primary exposure to market risk is related to our role as parent to the Adviser Subsidiary, the investment adviser to the Existing Gladstone Funds and general partner (in the Future Gladstone Funds) and the sensitivity to movements in the fair value of their investments, including the effect on base management and incentive fees, financial services fees and investment income.

The market price of investments may significantly fluctuate during the period of investment. Investments may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of an investment may decline due to general market conditions which are not specifically related to such investment, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment in general. They may also decline due to factors that affect a particular industry (or industries), such as labor shortages or increased production costs and competitive conditions within an industry.

The Existing Gladstone Funds’ investments are diversified across a variety of industries and geographic locations, and as such we are broadly exposed to the market conditions and business environments referred to above. As a result, although our funds are exposed to market risks, we continuously seek to limit concentration of exposure in any particular sector so as to minimize fluctuations to our revenue.

Effect on Investment Advisory Fees

Investment advisory fees are generally based on a fixed percentage of average total assets for GAIN and GLAD. For LAND, it was based on total adjusted common equity until January 1, 2020, and the gross cost of tangible real estate owned by LAND thereafter. For GOOD, it was based on adjusted stockholders’ equity until July 1, 2020, and the gross cost of tangible real estate owned by GOOD thereafter. As a result of the basis for these fees, investment advisory fees may be affected by changes in the market value of the Gladstone BDC’s underlying investments or the cost of the real estate owned by the Gladstone REITs. The overall impact of a short-term change in market value may be mitigated by a number of factors including fee definitions that are not based on market value, definitions which include certain adjustments, market value definitions that exclude the impact of realized and/or unrealized gains and losses, market value definitions based on beginning of the period values or a form of average market value including daily, monthly or quarterly averages as well monthly or quarterly payment terms.

Effect on Incentive Fees

Incentive fees are based on certain specific hurdle rates as defined in the applicable Advisory Agreement. See Note 6, “Related Party Transactions,” to our consolidated financial statements included in this Annual Report. The incentive fee entitles the Adviser Subsidiary (or an affiliate) to an allocation of income or capital gains, as applicable, from an Existing Gladstone Fund. Changes in the fair values of the Gladstone BDC’s investments may materially impact performance fees depending on the respective funds’ performance relative to applicable hurdles or benchmarks.

Credit Risk

We are party to agreements providing for various financial services and transactions that contain an element of risk in the event that the counterparties are unable to meet the terms of such agreements. In such agreements, we depend on the respective counterparty to make payment or otherwise perform. We generally endeavor to minimize our risk of exposure by limiting to reputable financial institutions the counterparties with which we enter into financial transactions. In other circumstances, availability of financing from financial institutions may be uncertain due to market events, and we may not be able to access these financing markets.

Interest Rate Risk

We currently have limited debt exposure, but do have significant cash investments, which have been negatively impacted by the rate of interest we earn on them. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our operations.

The Gladstone BDCs are subject to financial market risks, including changes in interest rates. Because our BDCs borrow money to make investments, their net investment income is dependent upon the difference between the rates at which they borrow funds and the rates at which they invest those funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on their net investment income and thus the income-based incentive fees that our Adviser Subsidiary earns. The Gladstone BDCs use a combination of debt and equity capital to finance their investing activities. They may use interest rate risk management techniques to limit their exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act.

The Gladstone BDCs make direct or indirect investments in companies that utilize leverage in their capital structure, including leverage incurred by the company resulting from the structuring of the fund’s investment in the portfolio company. The degree of leverage employed varies amongst portfolio companies based on market conditions and the portfolio company’s financial situation. The Gladstone BDCs do not monitor leverage employed by their portfolio companies in the aggregate. However, for companies under our funds’ control or over which our funds’ have significant influence, it is our policy to endeavor to cause the portfolio company to maintain appropriate controls over its liquidity and interest rate exposures.

In addition, the Gladstone REITs are exposed to interest rate risk. Certain of their leases contain escalations based on market indices, and the interest rate on certain of their borrowings are variable. Although LAND and GOOD seek to mitigate this risk by structuring such provisions of their loans and leases to contain a minimum interest rate or escalation rate, as applicable, these features do not eliminate this risk. To that end, they may enter into derivative contracts to attempt to manage their exposure to interest rate fluctuations.

Item 3. Directors and Officers

Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers and Directors.

Name	Age	Position
David Gladstone	78	Chairman, President and Chief Executive Officer
Michael Malesardi	60	Chief Financial Officer and Treasurer
Terry Brubaker	76	Vice Chairman and Chief Operating Officer
Michael LiCalsi	50	Director, Executive Vice President of Administration, General Counsel and Secretary

David Gladstone

Mr. Gladstone is our founder, sole shareholder, through his ownership in TGC LTD, and director, and has served as Chief Executive Officer, President and Chairman of the Board of Directors since our inception in 2009. He also founded and serves as Chief Executive Officer and Chairman of the Board of Directors of each Existing Gladstone Fund and our Adviser Subsidiary, as well as Chief Executive Officer of our Administrator Subsidiary, and a member of the board of managers of our Broker-Dealer Subsidiary. Prior to founding GLAD, Mr. Gladstone served as Vice Chairman then Chairman of the Board of Directors of American Capital Ltd. a publicly traded leveraged buyout fund and mezzanine debt finance company, from June 1997 to August 2001. From 1974 to February 1997, Mr. Gladstone held various positions, including Chairman and Chief Executive Officer, with Allied Capital Corporation, Allied Capital Corporation II, Allied Capital Lending Corporation, or, collectively, the Allied Companies, and Allied Capital Advisers, Inc., a registered investment advisor that managed the Allied Companies. During Mr. Gladstone’s tenure with them, the Allied Companies were the largest group of publicly-traded mezzanine debt funds in the United States and were managers of two private venture capital limited partnerships. From 1991 to 1997, Mr. Gladstone served either as Chairman of the Board of Directors or President of Allied Capital Commercial Corporation, a publicly traded REIT that invested in real estate loans to small and medium-sized businesses, managed by Allied Capital Advisers, Inc. From 1992 to 1997, Mr. Gladstone served as a Director, President and Chief Executive Officer of Business Mortgage Investors, a privately held mortgage REIT managed by Allied Capital Advisers, which invested in loans to small and medium-sized businesses. Mr. Gladstone is also a past Director of Capital Automotive REIT, a real estate investment trust that purchased and net leased real estate to automobile dealerships. Mr. Gladstone served as a Director of The Riggs National Corporation (the parent of Riggs Bank) from 1993 to May 1997 and of Riggs Bank from 1991 to 1993. He previously served as a Trustee of the George Washington University and currently is Trustee Emeritus. He is a past member of the Listings and Hearings Committee of the National Association of Securities Dealers, Inc., the predecessor to FINRA. He is a past member of the Advisory Committee to Women’s Growth Capital Fund, a venture capital firm that finances women-owned small businesses. Mr. Gladstone was the founder and managing member of The Capital Investors, LLC, a group of angel investors, and is currently a Member Emeritus. Mr. Gladstone holds an MBA from the Harvard Business School, an MA from American University and a BA from the University of Virginia. Mr. Gladstone has co-authored two books on financing for small and medium-sized businesses, Venture Capital Handbook and Venture Capital Investing.

Michael Malesardi

Mr. Malesardi has been our Chief Financial Officer and Treasurer (principal financial and accounting officer) since joining Gladstone in July 2018 on an interim basis and since September 2018 on a permanent basis. He started his career with Price Waterhouse in 1982 in Washington, DC and Calgary, Alberta, rising to Audit Senior Manager. From 1992 to 2015 he served in financial leadership roles of several public and private companies including Presidio Networked Solutions, AES, OmniSky, PSINet and Watson Wyatt. From 2015 to 2016 he served as Senior Vice President of Human Resources and Chief Ethics Officer of NVR. From 2016 to 2018 he provided financial consulting services to several public companies. A CPA licensed in the Commonwealth of Virginia, Mr. Malesardi is a graduate of Washington and Lee University with a B.S. in Business Administration and Accounting.

Terry Brubaker

Mr. Brubaker has served as our Vice Chairman of the Board of Directors, Chief Operating Officer, and Assistant Secretary since our inception in 2009. Mr. Brubaker has also served as: (1) Vice Chairman of GLAD, GAIN, GOOD and LAND since 2004, 2005, 2004 and 2007, respectively; (2) Chief Operating Officer of GLAD, GAIN, GOOD and LAND since 2001, 2005, 2003 and 2007, respectively; and (3) Assistant Secretary of GLAD and GAIN since October 2012. In addition, Mr. Brubaker has served as the Vice Chairman, Chief Operating Officer and a Director of the Adviser Subsidiary since 2006. He also served as President of our Adviser Subsidiary from inception through February 2006, when he assumed duties of Vice Chairman. Mr. Brubaker has also served as Chief Operating Officer of the Administrator Subsidiary since its inception in 2005. In March 1999, Mr. Brubaker founded and, until May 1, 2003, served as Chairman of Heads Up Systems, a company providing processing industries with leading edge technology. From 1996 to 1999, Mr. Brubaker served as Vice President of the paper group for the American Forest & Paper

Association. From 1992 to 1995, Mr. Brubaker served as President of Interstate Resources, a pulp and paper company. From 1991 to 1992, Mr. Brubaker served as President of IRI, a radiation measurement equipment manufacturer. From 1981 to 1991, Mr. Brubaker held several management positions at James River Corporation, a forest and paper company, including Vice President of Strategic Planning from 1981 to 1982, Group Vice President of the Groveton Group and Premium Printing Papers from 1982 to 1990 and Vice President of Human Resources Development in 1991. From 1976 to 1981, Mr. Brubaker was Strategic Planning Manager and Marketing Manager of White Papers at Boise Cascade. Previously, Mr. Brubaker was a Senior Engagement Manager at McKinsey & Company from 1972 to 1976. Prior to 1972, Mr. Brubaker was a United States Navy Fighter Pilot. Mr. Brubaker holds an MBA from the Harvard Business School and a BSE from Princeton University.

Michael LiCalsi

Mr. LiCalsi has been our General Counsel and Secretary since 2009 and our Executive Vice President of Administration and a Director since May 2020 and February 2020, respectively. In addition, Mr. LiCalsi has served as General Counsel and Secretary since October 2009 and October 2012, respectively, of our Adviser Subsidiary, our Administrator Subsidiary and each of the Existing Gladstone Funds. Mr. LiCalsi was also appointed President of our Administrator Subsidiary in July 2013. Mr. LiCalsi also serves in several capacities for our Broker-Dealer Subsidiary, serving as a member of its board of managers since 2010, a managing principal since 2011, and Chief Legal Officer and Secretary since 2010. Mr. LiCalsi currently holds his series 7 and 24 licenses at our Broker-Dealer Subsidiary. A graduate of the George Mason University School of Law, where he served as Editor-in-Chief of the George Mason Law Review from 2004 to 2005. Mr. LiCalsi is currently a member of the Virginia State Bar and District of Columbia Bar. Before joining the Gladstone Companies, Mr. LiCalsi served as an Associate Attorney in the Washington, D.C. office of Baker Botts L.L.P., a multinational law firm. From 1996 to 2004, Mr. LiCalsi held various positions at TD Waterhouse Investor Services, Inc. (currently TD Ameritrade, Inc.), including those of regional and national vice president. Prior to his tenure in the financial services industry, Mr. LiCalsi graduated from Rutgers College, with a BA in History.

Director Compensation

Our employee Directors do not receive any compensation for their service as Directors.

COMPENSATION

The services necessary for the operation of our business are provided by our officers and other employees through our Adviser Subsidiary and Administrator Subsidiary.

Our named executive officers for the fiscal year ended June 30, 2020, consisting of our principal executive officer and the next two most highly compensated executive officers were:

•	Mr. Gladstone, our Chairman, President and Chief Executive Officer, who is an employee of and compensated directly by our Adviser Subsidiary;
•	Mr. Brubaker, our Vice Chairman and Chief Operating Officer, who is an employee of and compensated directly by our Adviser Subsidiary; and
•	Mr. Dullum, our Executive Vice President of Private Equity (Buyouts), who is an employee of and compensated directly by our Adviser Subsidiary.

2020 Summary Compensation Table

The following table sets forth summary information concerning the compensation earned by our named executive officers for the fiscal year ended June 30, 2020. All compensation in the table below was paid through the Adviser Subsidiary and reflects compensation for services provided to us as well as the Existing Gladstone Funds.

Name and Principal Position	Year	Salary	Bonus	Nonequity Incentive Plan Compensation	All Other Compensation(1)	Total
David Gladstone (2) President and Chief Executive Officer	2020	$451,000	$531,000	$2,475,504	$30,316	$3,487,820
Terry Brubaker (2) Vice Chairman and Chief Operating Officer	2020	219,000	425,000	1,880,095	2,893,969	5,418,064
David Dullum (2) Executive Vice President of Private Equity (Buyouts)	2020	420,000	1,733,000	950,514	30,349	3,133,863

(1)

Amounts in this column include 401(k) employer safe harbor contributions and the premiums paid by the Adviser Subsidiary or the Administrator Subsidiary for health insurance. For Terry Brubaker, includes $2,863,653 of distributions related to deferred compensation under the Company’s prior Executive Nonqualified Excess Plan. Refer to Note 4 to the consolidated financial statements included elsewhere in this Annual Report for further information.

(2)	Reflects compensation paid to the executive by our Adviser Subsidiary.

Non-Equity Incentive Plan

The Adviser Subsidiary is party to certain agreements with certain current and former employees and officers of the Adviser Subsidiary that operate the respective Existing Gladstone Funds whereby substantially all of the incentive fees received by the Adviser Subsidiary from the Existing Gladstone Funds are divided among such employees and officers. The Adviser Subsidiary may retain certain unallocated portions of the incentive fees pursuant to such agreements from time to time in its discretion.

Employment Agreements

Our Adviser Subsidiary is currently a party to employment agreements with each of Messrs. Gladstone and Brubaker dated April 22, 2004 and May 26, 2019, respectively. The employment agreement with Mr. Gladstone had an initial three-year term which automatically renews for additional successive one-year periods unless either the Company or Mr. Gladstone provides three months prior written notice of their intent to terminate the employment agreement. The employment agreement with Mr. Brubaker is at will. The employment agreements provided for an annual base salary of $200,000 and $219,000 for Messrs. Gladstone and Brubaker, respectively, and the opportunity for annual salary increases for Mr. Gladstone based on performance. The annual salary increases received by Mr. Gladstone are reflected in the Summary Compensation Table. As a result of performance-based increases, the annual base salary for Mr. Gladstone is currently $437,000. Messrs. Gladstone and Brubaker are eligible for a discretionary incentive bonus as determined in the sole discretion of the Board of Directors or the Compensation Committee. Under the agreements, Messrs. Gladstone and Brubaker are also entitled to participate in any plan based on the distribution of incentive fees paid to our Adviser Subsidiary by entities it manages or advises.

In the event Mr. Gladstone is terminated without “Cause” (as defined in his employment agreement) or in connection with a “Change in Control” (as defined in his employment agreement) then, subject to his execution of a release of claims and further subject to his continued compliance with his post-termination obligations, he will receive from the Adviser Subsidiary monthly severance payments over a two-year period in an aggregate amount equal to two years of his base salary in effect as of his date of termination plus any discretionary bonus he received during the previous fiscal year.

In addition, each employment agreement contains a covenant not to compete, which covers a term of one year with respect to Mr. Gladstone and two years with respect to Mr. Brubaker beginning on the date of termination of employment by our Adviser Subsidiary. Messrs. Gladstone and Brubaker are also subject to non-solicitation restrictions with respect to our Adviser Subsidiary’s investors, customers and employees during their employment and for the one-year period thereafter.

Potential Payments upon Termination or Change in Control

Except as disclosed above, we do not have, nor do we intend to adopt, a formal plan with respect to termination or change in control benefits payable to our named executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

The Gladstone Companies, Ltd., a Cayman Islands exempted company, controlled by our Chairman, President and Chief Executive Officer, David Gladstone, currently owns all of our outstanding shares of common stock.

Item 5. Interest of Management and Others in Certain Transaction

We and our subsidiaries engage in transactions with affiliates as part of our business. Compensation for, and expenses of, these transactions are governed by advisory and administration agreements between the parties. See Note 6, “Related Party Transactions,” to our consolidated financial statements included elsewhere in this Annual Report for additional information regarding related party transactions.

Expense Sharing Agreement

We are party to an expense sharing agreement with the Adviser Subsidiary. Under the expense sharing agreement, we reimburse the Adviser Subsidiary for our allocable portion of expenses related to our office facilities, equipment, and clerical, bookkeeping and recordkeeping services at such facilities and certain other administrative services necessary for the operation of our business that are provided to us by our officers and the other employees of the Adviser Subsidiary.

Advisory Agreements

The Adviser Subsidiary is a party to the Advisory Agreements, pursuant to which it serves as the investment adviser of each Existing Gladstone Fund, in each case with which certain of our Directors, officers and/or employees are affiliated. Under the terms of the Advisory Agreements, the continuation of which is subject to annual review and approval by the respective boards of such funds, the Adviser Subsidiary earns base management fees based on a percentage of adjusted total assets (in the case of GLAD and GAIN), adjusted stockholders’ equity (in the case of GOOD) or the gross cost of tangible real estate (in the case of LAND) and performance-based incentive fees.

Administration Agreements

Our Administrator Subsidiary provides administrative services to us, the Existing Gladstone Funds as well as our Adviser Subsidiary and Broker-Dealer Subsidiary. Pursuant to the Administration Agreements, the Administrator Subsidiary allocates the costs of administrative services and overhead and receives administrative fee payments. Additionally, the Administrator Subsidiary is responsible for producing the financial statements and asset valuations, and handling compliance, legal, and other duties for us, the Existing Gladstone Funds, and our subsidiaries.

Dealer Manager Agreements

The Broker-Dealer Subsidiary was party to a dealer manager agreement with LAND, whereby the Broker-Dealer Subsidiary served as LAND’s exclusive dealer manager in connection with its offering of up to 6,000,000 shares of its 6.00% Series B Cumulative Redeemable Preferred Stock. The Broker-Dealer Subsidiary provided certain sales, promotional and marketing services to LAND in connection with the offering and LAND paid the Broker-Dealer Subsidiary (1) selling commissions of up to 7.0% of the gross proceeds from sales of the preferred stock and (2) a dealer manager fee of up to 3.0% of the gross proceeds from sales. The

Broker-Dealer Subsidiary could reallow the selling commissions to participating broker- dealers in the offering and reduce or eliminate its fees under certain circumstances under the terms of the dealer manager agreement. The offering terminated on March 5, 2020, which was the date on which all the shares (6,000,000) offered in the primary offering had been sold.

The Broker-Dealer Subsidiary is party to a dealer manager agreement with LAND, whereby the Broker-Dealer Subsidiary serves as LAND’s exclusive dealer manager in connection with its offering of up to 26,000,000 shares of its 6.00% Series C Cumulative Redeemable Preferred Stock. The Broker-Dealer Subsidiary provides certain sales, promotional and marketing services to LAND in connection with the offering and LAND pays the Broker-Dealer Subsidiary (1) selling commissions of up to 6.0% of the gross proceeds from sales of the preferred stock and (2) a dealer manager fee of up to 3.0% of the gross proceeds from sales. The Broker-Dealer Subsidiary may reallow the selling commissions to participating broker-dealers in the offering and reduce or eliminate its fees under certain circumstances under the terms of the dealer manager agreement.

The Broker-Dealer Subsidiary is party to a dealer manager agreement with GOOD, whereby the Broker-Dealer Subsidiary serves as GOOD’s exclusive dealer manager in connection with its offering of up to 26,000,000 shares of its 6.00% Series F Cumulative Redeemable Preferred Stock. The Broker-Dealer Subsidiary provides certain sales, promotional and marketing services to GOOD in connection with the offering and GOOD pays the Broker-Dealer Subsidiary (1) selling commissions of up to 6.0% of the gross proceeds from sales of the preferred stock and (2) a dealer manager fee of up to 3.0% of the gross proceeds from sales. The Broker-Dealer Subsidiary may reallow the selling commissions to participating broker-dealers in the offering and reduce or eliminate its fees under certain circumstances under the terms of the dealer manager agreement.

The Broker-Dealer Subsidiary is party to a dealer manager agreement with GAIN, whereby the Broker-Dealer Subsidiary serves as GAIN’s exclusive dealer manager in connection with its offering of up to $350,000,000 aggregate principal amount of its 6.00% Notes due 2040. The Broker-Dealer Subsidiary provides certain sales, promotional and marketing services to GAIN in connection with the offering and GAIN pays the Broker-Dealer Subsidiary (1) selling commissions of up to 6.0% of the gross proceeds from sales of the notes and (2) a dealer manager fee of up to 3.0% of the gross proceeds from sales. The Broker-Dealer Subsidiary may reallow the selling commissions to participating broker dealers in the offering and reduce or eliminate its fees under certain circumstances under the terms of the dealer manager agreement.

Loan Servicing Agreements

Certain of GLAD’s and GAIN’s loan investments are held in their respective wholly-owned subsidiaries. Pursuant to the terms of the line of credit agreements between the relevant subsidiary and its creditor banks, the Adviser Subsidiary for acting as the servicer of the loans and receives loan servicing fees for acting in such capacity. Since GLAD and GAIN own these loans indirectly (through their 100% ownership of the relevant subsidiary), all loan-servicing fees earned by the Adviser Subsidiary are credited directly against the investment advisory fees otherwise due and payable to the Adviser Subsidiary by GLAD and GAIN.

Guarantee

As of June 30, 2020, we guaranteed the entire line of credit which the Adviser Subsidiary had available to it. Under the current extension dated January 15, 2020, availability under the line was $2 million through January 15, 2021.

Item 6. Other Information

None.

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of The Gladstone Companies, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Gladstone Companies, Inc. and its subsidiaries (the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of operations, of owner’s equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, VA

September 28, 2020

We have served as the Company’s auditor since 2004.

The Gladstone Companies, Inc.

Consolidated Balance Sheets

As of June 30, 2020 and 2019

	2020	2019
Assets
Cash	$46,863,959	$33,511,153
Accounts receivable, related parties	8,303,131	9,531,811
Income taxes receivable	464,805	126,859
Prepaid expenses	1,146,053	504,818
Marketable securities held for trading, at fair value	—	8,576,388
Fixed assets less accumulated depreciation of $948,464 and $813,009 respectively	281,327	254,670
Intangible assets	152,266	152,266
Deferred tax asset, net	320,745	2,400,319
Right-of-use asset	3,186,688	—
Security deposit	66,663	62,369
Total assets	$60,785,637	$55,120,653
Liabilities and Owner's Equity
Accounts payable and accrued expenses	$2,309,049	$2,075,361
Accrued payroll	27,411,907	22,517,282
Deferred revenue	328,958	580,208
Deferred compensation plan	—	8,576,388
Operating lease liability	3,316,913	—
Deferred liabilities	—	62,352
Total liabilities	33,366,827	33,811,591
Commitments and contingencies (Refer to Note 8)
Owner's equity
Common stock, $0.01 par value, 3,000 authorized shares, 100 issued and outstanding as of June 30, 2019 and 2018	1	1
Additional paid-in capital	5,049	5,049
Retained earnings	27,413,760	21,304,012
Total owner's equity	27,418,810	21,309,062
Total liabilities and owner's equity	$60,785,637	$55,120,653

The accompanying notes are an integral part of these consolidated financial statements.

The Gladstone Companies, Inc.

Consolidated Statements of Operations

For the Years Ended June 30, 2020 and 2019

	2020	2019
Revenues (Related Party)
Investment advisory and loan servicing fees, net (Refer to Notes 1 and 6)	$22,363,616	$19,388,476
Incentive fees, net (Refer to Notes 1 and 6)	18,735,374	12,264,680
Administration fees	6,162,669	5,516,197
Investment banking fees	6,722,052	8,521,862
Annual review fees	434,864	578,003
Property management fees	359,317	295,551
Securities trade commissions	7,102,719	5,586,140
Other income	396,301	126,553
Total revenues	62,276,912	52,277,462
Operating expenses
Salaries and employee benefits	43,449,146	37,709,688
Rent	878,137	709,051
Depreciation	135,455	101,527
Telecommunications	514,044	522,802
Office expenses	275,378	379,243
Professional services	738,921	569,998
Securities trade costs	7,082,864	5,529,337
Other operating expenses	1,089,543	1,186,205
Total expenses	54,163,488	46,707,851
Income from operations	8,113,424	5,569,611
Dividends from marketable securities	93,774	341,562
Realized gain on marketable securities	48,873	174,290
Unrealized (loss) on marketable securities	—	(243,147)
Net income before income taxes	8,256,071	5,842,316
Income tax provision	(2,146,323)	(1,489,641)
Net income	$6,109,748	$4,352,675
Net income per share attributable to common stock - basic and diluted	$61,097.48	$43,526.75
Weighted average shares of common stock outstanding - basic and diluted	100	100

The accompanying notes are an integral part of these consolidated financial statements.

The Gladstone Companies, Inc.

Consolidated Statements of Changes in Owner’s Equity

For the Years Ended June 30, 2020 and 2019

	Common Stock
	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Retained Earnings	Total Owner's Equity
Balance, June 30, 2018	100	1	$5,049	$16,951,337	$16,956,387
Net income	—	—	—	4,352,675	4,352,675
Balance, June 30, 2019	100	1	$5,049	$21,304,012	$21,309,062
Net income	—	—	—	6,109,748	6,109,748
Balance, June 30, 2020	100	1	$5,049	$27,413,760	$27,418,810

The accompanying notes are an integral part of these consolidated financial statements.

The Gladstone Companies, Inc.

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2020 and 2019

	2020	2019
Cash flows from operating activities
Net income	$6,109,748	$4,352,675
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	135,455	101,527
Unrealized loss on marketable securities	—	243,147
Deferred income tax (benefit) provision	2,079,574	(152,474)
Amortization of right-of-use asset from operating leases and operating lease liabilities, net	67,873	62,352
Change in assets and liabilities:
Decrease (increase) in accounts receivable, related parties	1,228,680	(56,649)
(Increase) in prepaid expenses	(641,235)	(33,268)
(Increase) in security deposits	(4,294)	—
Increase in accounts payable and accrued expenses	233,688	305,463
Increase in accrued payroll	4,894,625	2,278,245
(Increase) in income taxes receivable	(337,946)	—
(Decrease) in income taxes payable	—	(1,933,301)
(Decrease) increase in deferred revenue	(251,250)	15,625
(Decrease) increase in deferred compensation	(8,576,388)	347,666
Net cash provided by operating activities	4,938,530	5,531,008
Cash flows from investing activities
Redemptions of marketable securities	8,576,388	(590,813)
Purchases of furniture, fixtures, and equipment	(162,112)	(207,630)
Net cash provided by (used in) in investing activities	8,414,276	(798,443)
Net increase in cash	13,352,806	4,732,565
Cash and cash equivalents, beginning of year	33,511,153	28,778,588
Cash and cash equivalents, end of year	$46,863,959	$33,511,153
Supplemental disclosure of cash flow information
Interest paid	$1	$74,197
Income taxes paid	$404,695	$3,386,358
Right-of-use asset from operating leases	$3,909,324	$-
Operating lease liabilities	$(3,909,324)	$-

The accompanying notes are an integral part of these consolidated financial statements.

The Gladstone Companies, Inc.

Notes to Consolidated Financial Statements

1.	Organization and Nature of Business

Description of the Company

The Gladstone Companies, Inc. (“TGC INC”) was incorporated on January 1, 2010. TGC INC is a wholly-owned subsidiary of The Gladstone Companies, Ltd. (formerly Gladstone Holding Corporation) (“TGC LTD”). TGC INC and its subsidiaries are hereafter collectively referred to as the “Company.”

The following chart summarizes the Company’s organizational structure as of June 30, 2020 and 2019. The Company’s headquarters are in McLean, Virginia (a suburb of Washington, D.C.).

Nature of Business

The Company is a leading alternative asset manager and provider of other administrative and financial services. It currently provides these services to four unconsolidated public investment funds (the “Existing Gladstone Funds”), which are publicly traded, Nasdaq-listed companies invested in alternative asset classes :

1.

Gladstone Capital Corporation (“Capital”), a publicly traded business development company (“BDC”), primarily invests in debt securities of established private lower middle market companies in the United States. Capital was established in 2001 and is an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a BDC under the 1940 Act. In addition, it has elected to be treated as a RIC for Federal tax purposes under the Internal Revenue Code of 1986, as amended (“Code”) (Nasdaq: GLAD);

2.

Gladstone Investment Corporation (“Investment”), a publicly traded BDC, primarily invests in debt and equity securities of lower middle market private businesses operating in the United States (including in connection with management buyouts, recapitalizations or, to a lesser extent, refinancings of existing debt facilities). Investment was established in 2005 and, like Capital, is an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a BDC under the 1940 Act. In addition, it has elected to be treated as a RIC for Federal tax purposes under the Code (Nasdaq: GAIN);

3.

Gladstone Commercial Corporation (“Commercial”), a publicly traded real estate investment trust under Section 856 of the Code (“REIT”), focuses on acquiring, owning and managing primarily office and industrial properties in the United States. Commercial was established in 2003 and is an externally-managed REIT (Nasdaq: GOOD); and,

4.

Gladstone Land Corporation (“Land”), a publicly traded REIT, focuses on acquiring, owning and leasing farmland and farm-related properties in the United States. Land was established in 2013 and is an externally-managed REIT (Nasdaq: LAND).

The Company generates its revenue from fees earned pursuant to advisory, administrative, broker-dealer and other agreements its subsidiaries have with the Existing Gladstone Funds and to other affiliated entities. These fees are generated through:

•	Gladstone Management Corporation, an investment adviser registered with the SEC (the “Adviser Subsidiary”).
•

Gladstone Securities, LLC, a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and insured by the Securities Investor Protection Corporation (SIPC) (the “Broker-Dealer Subsidiary”), which provides distribution, investment banking, due diligence, dealer manager, mortgage placement, and other financial services.

•

Gladstone Administration, LLC (the “Administrator Subsidiary”), which primarily provides administrative services to the Existing Gladstone Funds, including accounting, valuation, legal, compliance, and other services.

The Company consolidates two additional subsidiaries which had no active business activities, Gladstone Participation Fund, LLC (“Participation”) and Gladstone Lending Corporation (“Lending”).

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Company’s consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of TGC INC and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company may be required to consolidate entities that are determined to be Variable Interest Entities (“VIEs”), where it is deemed to be the primary beneficiary of the entity. The Company is determined to be the primary beneficiary when it has a controlling financial interest in the VIE, which is defined as possessing both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company first evaluates whether it holds a variable interest in an entity. Fees (for example, management and performance-related fees) that are customary and commensurate with the level of services provided, and where the Company does not hold other economic interests in the entity that would absorb more than an insignificant amount of the expected losses or returns of the entity, would not be considered a variable interest. The Company factors in all economic interests including proportionate interests through related parties to determine if such interests are considered a variable interest. The Company’s primary interest is through market rate fees. The Company has determined that none of its affiliates or wholly-owned subsidiaries qualify as VIEs.

The Company’s wholly-owned subsidiaries and affiliates qualify as voting interest entities under the voting interest model. Under the voting interest model, it consolidates those entities it controls through a majority voting interest.

For operating entities over which it may exercise significant influence, but which do not meet the requirements for consolidation, the Company will use the equity method of accounting whereby it records its share of the underlying income or losses of these entities. As of June 30, 2020 and 2019, there were no such entities included in the financial statements that were accounted for under the equity method.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Segment Reporting

The Company manages its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions, and, accordingly, has only one reporting and operating segment.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. For the years ended June 30, 2020 and 2019, substantially all revenues and receivables were earned or derived from services provided to affiliated entities or their sub-affiliates.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and investments in money market funds with maturities of three months or less when purchased. All the Company’s cash and cash equivalents are held in the custody of United States financial institutions. At times, amounts may exceed federally insured limits. The Company monitors the credit standing of these financial institutions and mitigates risk by depositing funds with major banking institutions.

Intangible Assets

Intangible assets consist of regulatory fees and the purchase price for the broker-dealer license relating to the Broker-Dealer Subsidiary, as well as a website license held by the Company. All the Company’s intangible assets are indefinite life assets and are therefore presented at gross carrying amounts. Intangible assets are tested for impairment annually. There were no impairments for the years ended June 30, 2020 and 2019.

Fair Value of Financial Instruments

Accounting Standard Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value as the exit price, or the amount that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy of these inputs is broken down into three levels: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs include (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in markets that are not active and (3) inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly; and Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

As further described in Note 4, the Company maintained a non-qualified elective deferred compensation plan (the “Deferred Compensation Plan”) until its liquidation in January 2020. The assets under the plan and the corresponding liability to the participants were measured at fair value on a recurring basis on the consolidated balance sheet using quoted market prices. Prior to its liquidation, the assets were treated as trading securities for accounting purposes, with unrealized gains and losses included in earnings. The assets of the Deferred Compensation Plan were classified in Level 1 of the fair value hierarchy (the Company had no financial instruments classified as Level 2 or Level 3 as of or during the years ended June 30, 2020 and 2019). There were no transfers in or out of Level 1 during the years ended June 30, 2020 or 2019. The following table summarizes the Company’s marketable securities held for trading as of June 30, 2019.

	Level 1 Investments
	June 30, 2019
	Cost	Fair Value
Marketable securities held for trading	$8,383,019	$8,576,388
Total	$8,383,019	$8,576,388

Fixed Assets

Fixed assets are furniture, fixtures and equipment (including computer hardware), software, and leasehold improvements, and are recorded at cost, less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is computed using the straight-line method over the estimated useful lives of the respective assets (generally two to five years). Amortization of improvements to leased properties is computed using the straight-line method based upon the initial term of the applicable lease or the estimated useful life of the improvements, whichever is shorter, and ranges from two to eight years. Routine expenditures for repairs and maintenance are charged to expense when incurred. Major betterments and improvements are capitalized. Upon retirement or disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Consolidated Statements of Operations. The Company evaluates fixed assets for impairment whenever events or changes in circumstances indicate that an asset’s carrying value may not be fully recovered. No impairment was recorded for the years ended June 30, 2020 and 2019. The following table summarizes the Company’s fixed assets as of June 30, 2020 and 2019.

	2020	2019
Furniture, fixtures, and equipment	$1,073,884	$953,894
Software	41,873	17,644
Leasehold improvements	114,034	96,141
Fixed assets, cost	1,229,791	1,067,679
Less: accumulated depreciation and amortization	(948,464)	(813,009)
Fixed assets, net book value	$281,327	$254,670

Revenue Recognition

The Company accounts for revenue under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606. The following describes the revenue stream, performance obligations and associated timing of revenue recognition. Receivables related to fees are generally due 45 days after the end of the quarter in which they are billed. Receivables related to securities trade commissions are due upon closing.

Investment Advisory and Loan Servicing Fees

Investment advisory fee revenue is earned from services provided by the Adviser Subsidiary to the Existing Gladstone Funds pursuant to the terms of an investment advisory agreement that exists between the Adviser Subsidiary and each of the Existing Gladstone Funds (each, an “Advisory Agreement”). Investment advisory fee revenue is recognized as the advisory services are provided, and any unpaid amounts are classified as accounts receivable, related party. The Company had investment advisory fee receivables of $2,500,919 and $1,406,830 at June 30, 2020 and 2019, respectively. Refer to Note 6 for further details on the terms of the Advisory Agreements.

Certain of Capital’s and Investment’s portfolios of loan investments are held in their respective wholly-owned subsidiaries, Gladstone Business Loan, LLC (“Business Loan”) in the case of Capital, and Gladstone Business Investment, LLC (“Business Investment”) in the case of Investment. Loan servicing fees represent additional amounts earned by the Adviser Subsidiary for acting as the servicer pursuant to the terms of the line of credit agreements between Business Loan and its creditor banks and Business Investment and its creditor banks. Since Capital and Investment own these loans indirectly (through their 100% ownership of Business Loan and Business Investment, respectively), all loan-servicing fees earned by the Adviser Subsidiary are credited directly against the investment advisory fees otherwise due and payable to the Adviser Subsidiary by Capital and Investment. Loan servicing fee revenue is recognized when it is earned, and any unpaid amounts are classified as accounts receivable, related party. The Company had loan servicing fee receivables of $729,163 and $761,298 at June 30, 2020 and 2019, respectively.

Incentive Fees

Incentive fees are earned by the Adviser Subsidiary pursuant to a given Advisory Agreement when an Existing Gladstone Fund meets certain income or realized capital gains thresholds. Refer to Note 6 for further details on the terms of the Advisory Agreements.

The Company does not record capital gains-based incentive fee income as earned until such capital gains are contractually due to the Adviser Subsidiary under the terms of the respective Advisory Agreements with Commercial, Capital, Investment or Land. To the extent that receipt of capital gains-based incentive fees give rise to an obligation under the Adviser Subsidiary’s Capital Gain Carried Interest Plan, the Company records compensation expense when this obligation becomes estimable and probable.

Incentive fees are recognized as income when all contingencies, including realization of specified minimum hurdle rates, have been exceeded. Any calculated amounts above the required minimum hurdle rates, as specified in the Advisory Agreements, is allocated by the Existing Gladstone Funds to the Adviser Subsidiary. The incentive fees are not subject to reversal or clawback under the terms of the Advisory Agreements.

Any unpaid amounts are classified as accounts receivable, related party. The Company had income-based incentive fee receivables of $1,955,408 and $4,479,048 at June 30, 2020 and 2019, respectively.

Administration Fees

The Administrator Subsidiary has entered into administrative agreements with each of the Existing Gladstone Funds and its other affiliates (each, an “Administrative Agreement”), pursuant to which it furnishes such funds and other companies with accounting, valuation, legal, compliance, and other services. Pursuant to the Administrative Agreements, the Existing Gladstone Funds and the Administrator Subsidiary’s other affiliates collectively pay the costs and expenses of the Administrator Subsidiary to perform the administrative services, which are primarily rent and the salaries, benefits and expenses of the Administrator Subsidiary’s employees, including the chief financial officer and treasurer, chief compliance officer, chief valuation officer, and general counsel and secretary (and the staffs of all of the foregoing) of each of the Existing Gladstone Funds and the Administrator Subsidiary’s other affiliates.

Administration fee revenue is recognized when it is earned, and unpaid amounts are classified as accounts receivable, related party. Refer to Note 6 for details on the administration fees earned. The Company had administration fee receivables of $2,709,246 and $1,252,659 at June 30, 2020 and 2019, respectively.

Investment Banking Fees

Investment banking fees include fees (1) received by the Broker-Dealer Subsidiary for providing investment banking and due diligence services to certain portfolio companies of Capital and Investment, (2) received by the Adviser Subsidiary for providing management or advisory services to certain portfolio companies of Capital and Investment and (3) received by the Broker-Dealer Subsidiary for providing mortgage placement services to Commercial and Land. Such fees may be received in advance and, if so, are recorded as deferred revenue in the Consolidated Balance Sheets and are refundable until earned. Due to uncertainty surrounding the collectibility of the certain of these fees, they are recognized when they are collected. To the extent that the Adviser Subsidiary receives any fees directly from a portfolio company of either Capital or Investment for any such services, 100% of such fees are credited against the investment advisory fees otherwise due to the Adviser Subsidiary pursuant to the applicable Advisory Agreement.

Annual Review Fees

Annual review fee income, which is received by the Adviser Subsidiary from certain portfolio companies of Capital and Investment, includes amounts charged for recurring portfolio review and valuation services. Amounts are generally payable to the Adviser Subsidiary quarterly or annually in advance, but due to uncertainty surrounding the collectibility of the fees, they are recognized when they are collected, at which point they are deferred until they have been earned, generally over a period of one year.

Property Management Fees

Property management fee income received by the Adviser Subsidiary includes amounts charged for recurring property management services provided to and paid by the properties and tenants of Commercial. Generally, amounts are payable annually in arrears and are recognized as they are earned.

Securities Trade Commissions

Securities trade commission income includes dealer manager and broker-dealer commissions received by the Broker-Dealer Subsidiary pursuant to its role in distributing certain shares of preferred stock of its affiliates through the independent broker-dealer network. Fees are generated and earned on a trade-date basis, when the Company’s obligation to its customers is satisfied.

The Broker-Dealer Subsidiary entered into a Dealer Manager agreement with Land, effective January 10, 2018, to serve as exclusive dealer-manager in connection with the primary offering of 6,000,000 shares of Land’s 6.0% Series B Cumulative Redeemable Preferred Stock. The offering terminated on March 5, 2020, which was the date on which all the shares (6,000,000) offered in the primary offering had been sold. During the year ended June 30, 2020 the Broker-Dealer Subsidiary earned income of $6,816,519 related to this agreement.

The Broker-Dealer Subsidiary entered into a Dealer Manager agreement with Land, effective February 20, 2020, to serve as exclusive dealer-manager in connection with the primary offering of up to 20,000,000 shares of Land’s 6.0% Series C Cumulative Redeemable Preferred Stock (the “Land Series C Preferred Stock”), and up to 6,000,000 shares of the Land Series C Preferred Stock pursuant to a dividend reinvestment plan (“DRIP”). The offering of the Land Series C Preferred Stock will terminate on the date that is the earlier of (1) June 1, 2025 (unless earlier terminated or extended by Land’s Board of Directors) and (2) the date on which all 20,000,000 shares of the Land Series C Preferred Stock offered in the primary offering are sold. The offering period for the DRIP will terminate on the earlier of (1) the issuance of all 6,000,000 shares of the Land Series C

Preferred Stock under the DRIP and (2) the listing of the Land Series C Preferred Stock on the Nasdaq Global Market (“Nasdaq”) or another national securities exchange. Through June 30, 2020, 130,702 of the 20,000,000 shares offered in the primary offering and none of the 6,000,000 shares offered pursuant to the DRIP had been sold. During the year ended June 30, 2020, the Broker-Dealer Subsidiary earned $286,200 of income related to this agreement.

The Broker-Dealer Subsidiary entered into a Dealer Manager agreement with Commercial, effective February 20, 2020, to serve as exclusive dealer-manager on a “reasonable best efforts” basis in connection with the primary offering of up to 20,000,000 shares of Commercial’s 6.0% Series F Cumulative Redeemable Preferred Stock (the “Commercial Series F Preferred Stock”), and up to 6,000,000 shares of the Commercial Series F Preferred Stock pursuant to a DRIP. The terms of termination of the offering are consistent with those of the Land Series C Preferred Stock described above. Through June 30, 2020, none of the 20,000,000 shares offered in the primary offering and none of the 10,000,000 shares offered pursuant to the DRIP had been sold. During the year ended June 30, 2020, the Broker-Dealer Subsidiary earned $0 of income related to this agreement.

The Broker-Dealer Subsidiary entered into a Dealer Manager agreement with Investment, effective May 22, 2020, to serve as exclusive dealer-manager in connection with the primary offering of up to $350,000,000 aggregate principal amount of the Investment’s 6.0% Notes due 2040 (the “Investment Notes”) on a “reasonable best efforts” basis. Through June 30, 2020, none of the Investment Notes had been sold. During the year ended June 30, 2020, the Broker-Dealer Subsidiary earned $0 of income related to this agreement.

Under each of the current dealer manager agreements, the Broker-Dealer Subsidiary will provide certain sales, promotional and marketing services in connection with the offerings, and the securities issuer will pay the Broker-Dealer Subsidiary (i) selling commissions of 6.0% of the gross proceeds from sales of the shares or notes in the offerings and (ii) a dealer manager fee of 3.0% of the gross proceeds from sales of the shares or notes in the offerings (the “Dealer Manager Fee”). As the exclusive dealer manager, the Broker-Dealer Subsidiary has primary responsibility for marketing, soliciting, and distributing Land's and Commercial’s preferred stock and Investment’s notes. The Broker-Dealer Subsidiary has control over the selection and use of third parties, such as participating dealers or wholesalers, in performing these services to the securities issuers and has pricing discretion with these third parties. Therefore, the Broker-Dealer Subsidiary records both dealer manager revenues from the issuers and the associated costs from participating dealers and wholesalers on a gross basis on the Company's statement of operations. Likewise, amounts due to and due from these transactions are recorded gross on the Company's statement of financial position.

Fee Credits

Fee credits historically consist of non-contractual, unconditional and irrevocable waivers of loan servicing fees, investment advisory fees and incentive fees otherwise due to the Adviser Subsidiary from the Existing Gladstone Funds under the Advisory Agreements. Such credits are either related to: (1) certain investment banking fees received by the Adviser Subsidiary from portfolio companies of Capital and Investment, (2) loan servicing fees received by the Adviser Subsidiary from Business Loan and Business Investment, (3) a portion of the annual review fees received by the Adviser Subsidiary from certain portfolio companies of Capital and Investment, (4) other amounts granted to allow the Existing Gladstone Funds to comply with the requirements of their credit facilities or maintain the desired level of distributions to their shareholders (see Note 6), and (5) a reduction in the investment advisory fees received in connection with syndicated loan investments held by Capital or Investment. Revenues are presented net of any related fee credits; refer to Note 6 for a reconciliation of the elements of investment advisory and incentive fees.

Income Taxes

The Company accounts for income taxes using the asset and liability method per Accounting Standards Codification 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and the tax basis of existing assets and liabilities, measured at prevailing enacted tax rates that are expected to be in effect when these temporary differences are expected to affect taxable income. A valuation allowance will be recognized if, based on the available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods and the associated risk that operating loss carry-forwards may expire unused. The Company records interest and penalties to interest expense as incurred.

The Company is also required to determine whether a tax position taken or expected to be taken is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company recognizes interest related to these positions in interest expense.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases: Amendments to the FASB Accounting Standards Codification” (“ASU 2016-02”). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. We adopted ASU 2016-02, as amended, as of July 1, 2019, which resulted in the recording of a right-of-use asset from the operating lease and an operating lease liability of approximately $3.9 million for the lease related to the Company’s primary office space. We elected to combine the lease and non-lease components included in the contract, which included operating expenses and taxes. We adopted the modified retrospective method, where we recorded the cumulative effect of applying the guidance as of July 1, 2019. We also adopted the full suite of practical expedients provided under this guidance, whereby we are not reassessing whether a contract is or contains a lease, the lease classification and the initial direct costs incurred upon onset of our leases. We have also adopted the hindsight practical expedient whereby we can use hindsight to determine the lease term as of the date of implementation. We discounted the future lease payments using a discount rate of 5.2%, which is equivalent to our incremental borrowing rate under our credit agreement as of the date of implementation, using a LIBOR rate expected over the term of the lease.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments–Credit Losses (Topic 326), which modifies the measurement of expected credit losses of certain financial instruments. The Company will adopt this ASU on July 1, 2020. Management is currently evaluating this ASU to determine its impact to the Company’s consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. ASU 2020-04 was effective immediately. The adoption of ASU 2020-04 did not have a material impact on our financial position, results of operations or cash flows.

3.	Revolving Credit Facility

The Adviser Subsidiary and TGC INC maintain, as co-borrowers, a credit facility with Wells Fargo Bank, N.A., with a maturity date of January 15, 2021. Interest accrues at LIBOR plus 3.0% and is payable monthly. Availability under the credit facility is $2,000,000. TGC INC serves as the guarantor of this credit facility and the Adviser Subsidiary has granted the lender a security interest in its accounts receivable and certain other assets.

The credit facility contains various covenants, including a restriction on the payment of dividends without lender approval. The Adviser Subsidiary is required to maintain net income after-tax of not less than one dollar calculated on a rolling four quarter basis. The Adviser Subsidiary was not in compliance with this covenant for the quarter ended September 30, 2018, for which it obtained a waiver. The Adviser Subsidiary was in compliance with all covenants of the credit facility for the period from October 1, 2018 through June 30, 2020. No balances were outstanding under the credit facility as of June 30, 2020 or 2019.

4.	Deferred Compensation Plan and Defined Contribution Plan

From October 2004 until January 2020, the Company maintained a Deferred Compensation Plan (known as the Executive Nonqualified Excess Plan). The Deferred Compensation Plan was a nonqualified plan that permitted participants to defer all or a portion of their base salary and annual bonus. The Deferred Compensation Plan’s assets were fair valued in accordance with ASC 820. The Deferred Compensation Plan’s obligations were unsecured general obligations of the Company to pay in the future the value of the Deferred Compensation Plan accounts adjusted to reflect the hypothetical gains and losses resulting from the performance of the selected investment benchmarks in accordance with the terms of the plan.

In October 2018, the Company terminated the Deferred Compensation Plan and ceased permitting participants to make further contributions into the plan.

As of January 3, 2020, all remaining obligations were valued, the trust was liquidated, and the obligations were paid to participants in a subsequent payroll. These payments to participants will give rise to income tax deductions in the Company’s current tax return that were previously recognized as deferred tax assets.

Additionally, the Company sponsors a non-discriminatory defined contribution plan as a fringe benefit to all employees. The assets and associated liabilities of this plan are assets and liabilities of such plan, and not assets and liabilities of the Company. The defined contribution plan allows participants to contribute as much as 75% of their salaries up to the maximum amount allowed under the Employee Retirement Income Security Act of 1974 (“ERISA”). The defined contribution plan allows the Company to make employer contributions, employer discretionary contributions, and safe harbor contributions. During the fiscal years ended June 30, 2020 and 2019, the Company funded safe harbor contributions for calendar years 2019 and 2018 totaling $419,473 and $406,862, respectively. These amounts equaled 3% of each participants’ salary, limited by the maximum contribution allowable per ERISA.

5.	Income Taxes

The Company’s net income is taxed at regular corporate tax rates for both United States Federal and state purposes. The United States Federal corporate tax rate for the fiscal years ended June 30, 2020 and 2019 was 21%.

Significant components of the Company’s deferred tax assets and liabilities as of June 30, 2020 and 2019 are summarized as follows:

	2020	2019
Deferred Tax Assets
Accrued compensation	$259,751	$2,401,023
Other	60,994	26,541
Total deferred tax assets	320,745	2,427,564
Deferred Tax Liabilities
Unrealized gain on marketable securities	—	(27,245)
Total deferred tax liabilities	—	(27,245)
Net deferred tax assets	$320,745	$2,400,319

The Company believes it is more likely than not it will generate sufficient taxable income in future periods to realize the deferred tax assets.

The income tax provision consists of the following for the fiscal years ended June 30, 2020 and 2019:

	2020	2019
Current
Federal	$(55,044)	$(1,281,020)
State	(11,706)	(361,094)
Total current	(66,750)	(1,642,114)
Deferred
Federal	(1,628,613)	119,297
State	(450,960)	33,176
Total deferred	(2,079,573)	152,473
Income tax provision	$(2,146,323)	$(1,489,641)

Income tax expense from operations differs from taxes computed using the 21% United States Federal statutory tax rate due primarily to state taxes for the fiscal years ended June 30, 2020 and 2019 as follows:

	2020	2019
Federal tax expense, at statutory rate	$(1,711,142)	$(1,226,886)
State income tax expense, net of federal benefit	(410,947)	(259,095)
Deferred tax impacts of TCJA	—	—
Non-deductible expenses	(26,190)	(12,316)
State rate changes	—	87
Other, net	1,956	8,569
Income tax provision	$(2,146,323)	$(1,489,641)

The Company evaluated the tax positions taken on Federal and state tax returns for all open tax years (June 30, 2016—June 30, 2020) and determined that no uncertain tax position liability exists as of June 30, 2020 or 2019.

6.	Related Party Transactions

The following tables list the investment advisory and loan servicing fees, incentive fees, and irrevocable, unconditional, and non-contractual fee waivers granted by the Adviser Subsidiary to the Existing Gladstone Funds, as further described below:

Revenue – Investment Advisory and Loan Servicing Fees

2020	Capital	Investment	Commercial	Land	Total
Base management fees	$7,381,423	$11,830,794	$5,415,101	$3,824,734	$28,452,052
Loan servicing fees	5,618,789	6,815,731	—	—	12,434,520
Loan servicing fee credit	(5,618,789)	(6,815,731)	—	—	(12,434,520)
Credit for fees received from portfolio companies and other fee waivers	(1,693,938)	(3,948,383)	—	—	(5,642,321)
Fee reduction on senior syndicated loans	(446,115)	—	—	—	(446,115)
Investment advisory and loan servicing fee, net	$5,241,370	$7,882,411	$5,415,101	$3,824,734	$22,363,616

2019	Capital	Investment	Commercial	Land	Total
Base management fees	$7,195,097	$12,812,329	$5,058,535	$3,308,478	$28,374,439
Loan servicing fees	5,050,967	6,839,215	—	—	11,890,182
Loan servicing fee credit	(5,050,967)	(6,839,215)	—	—	(11,890,182)
Credit for fees received from portfolio companies and other fee waivers	(1,187,838)	(5,770,917)	—	(1,648,381)	(8,607,136)
Fee reduction on senior syndicated loans	(378,827)	—	—	—	(378,827)
Investment advisory and loan servicing fee, net	$5,628,432	$7,041,412	$5,058,535	$1,660,097	$19,388,476

Revenue – Incentive Fees

2020	Capital	Investment	Commercial	Land	Total
Incentive fees	$5,385,470	$10,386,635	$4,106,361	$2,180,570	$22,059,036
Incentive fee waiver	(3,323,662)	—	—	—	(3,323,662)
Incentive fee, net	$2,061,808	$10,386,635	$4,106,361	$2,180,570	$18,735,374

2019	Capital	Investment	Commercial	Land	Total
Incentive fees	$5,549,080	$5,420,850	$3,367,474	$628,098	$14,965,502
Incentive fee waiver	(1,922,745)	—	—	(778,077)	(2,700,822)
Incentive fee, net	$3,626,335	$5,420,850	$3,367,474	$(149,979)	$12,264,680

Credits to Investment Advisory and Loan Servicing Fees and Incentive Fees

2020	Capital	Investment	Commercial	Land	Total
Credit for fees received from portfolio companies and other fee waivers	$(1,693,938)	$(3,948,383)	$—	$—	$(5,642,321)
Loan servicing fee credit	(5,618,789)	(6,815,731)	—	—	(12,434,520)
Fee reduction on senior syndicated loans	(446,115)	—	—	—	(446,115)
Incentive fee waiver	(3,323,662)	—	—	—	(3,323,662)
Total credits	$(11,082,504)	$(10,764,114)	$—	$—	$(21,846,618)

2019	Capital	Investment	Commercial	Land	Total
Credit for fees received from portfolio companies and other fee waivers	$(1,187,838)	$(5,770,917)	$—	$(1,648,381)	$(8,607,136)
Loan servicing fee credit	(5,050,967)	(6,839,215)	—	—	$(11,890,182)
Fee reduction on senior syndicated loans	(378,827)	—	—	—	$(378,827)
Incentive fee waiver	(1,922,745)	—	—	(778,077)	$(2,700,822)
Total credits	$(8,540,377)	$(12,610,132)	$—	$(2,426,458)	$(23,576,967)

The Adviser Subsidiary has entered into an Advisory Agreement with each of the Existing Gladstone Funds.

Through December 31, 2019, the Advisory Agreement with Land provided for (1) an annual base management fee equal to 2% of the Land’s total adjusted stockholders’ equity and (2) an income-based quarterly incentive fee which would be earned if Land’s pre-incentive fee FFO exceeded on a quarterly basis 1.75% of total adjusted stockholder’s equity. The Adviser Subsidiary was entitled to receive 100% of the amount of the pre-incentive fee FFO that exceeded the hurdle rate but was less than 2.1875% of Land’s pre-incentive fee FFO in any calendar quarter. The Adviser Subsidiary was also entitled to receive an incentive fee equal to 20% of the amount of Land’s pre-incentive fee FFO that exceeded 2.1875% in any calendar quarter. Additionally, the Adviser Subsidiary was entitled to receive an annual capital gains-based incentive fee from Land equal to 15% of certain net capital gains realized by Land. Effective January 1, 2020, the Advisory Agreement with Land was amended to provide for (1) an annual base management fee equal to 0.50% (0.125% per quarter) of the prior calendar quarter’s “Gross Tangible Real Estate” (as defined in the agreement); (2) an income-based quarterly incentive fee which would be earned if Land’s pre-incentive fee FFO exceeded on a quarterly basis 1.75% of the current calendar quarter’s “Total Adjusted Common Equity” (as defined in the agreement), and (3) an annual capital gains-based incentive fee equal to 15% of certain net capital gains realized by Land. No capital gains incentive fees were earned from Land for the year ended June 30, 2020. In fiscal year 2019, a capital gains fee was earned from Land, but was fully credited back, resulting in no net revenue.

Through June 30, 2020, the Advisory Agreement with Commercial provided for (1) an annual base management fee equal to 1.5% of Commercial’s total adjusted stockholders’ equity and (2) an income-based quarterly incentive fee which would be earned if Commercial’s pre-incentive fee core FFO exceeded 2% of Commercial’s total adjusted stockholder’s equity. In the event that the calculation of the income-based quarterly incentive fee yielded an incentive fee for a particular quarter that exceeded by greater than 15% the average quarterly incentive fee paid during the trailing four quarters (averaged over the number of quarters any incentive fee was paid), then such incentive fee would equal 15% of such trailing average quarterly incentive fee. Additionally, the Adviser Subsidiary was entitled to receive an annual capital gains-based incentive fee from Commercial equal to 15% of certain net capital gains realized by Commercial. No capital gains incentive fees were earned from Commercial for the years ended June 30, 2020 and 2019. Refer to Note 9 for a description of changes to the base management portion of the Advisory Agreement that occurred subsequent to June 30, 2020.

The Adviser Subsidiary has also entered into separate Advisory Agreements with each of Capital and Investment (collectively the “BDCs”). The Advisory Agreements provide for an annual base management fee equal to 2%, in the case of Investment, and 1.75%, in the case of Capital, of the respective BDC’s average gross assets, which is defined as total assets less uninvested cash and cash equivalents resulting from borrowings calculated as of the end of the two most recently completed quarters and appropriately adjusted for any share issuances or repurchases during the applicable calendar quarter.

The Adviser Subsidiary also services the loans held by the BDCs. All loan servicing fees paid to the Adviser Subsidiary are treated as reductions directly against the investment advisory fees under the Advisory Agreements. The Adviser Subsidiary’s board of directors voluntarily provide non-contractual, unconditional and irrevocable credits to reduce the loan servicing fee rate on syndicated loan participations to 0.5% for each of the years ended June 30, 2020 and 2019. In addition, the investment advisory fee is credited by 100% of certain management service and other fees received by the Adviser Subsidiary from the BDCs’ portfolio companies and a further variable amount of annual review fees received by the Adviser Subsidiary from certain of the BDCs’ portfolio companies. Overall, the investment advisory fee due to the Adviser Subsidiary cannot exceed 2% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given fiscal year.

The Advisory Agreements with the BDCs also include an income based quarterly incentive fee which the Adviser Subsidiary will be entitled to receive if either of the BDCs’ quarterly net investment income (before giving effect to the incentive fee) exceeds a threshold. For Investment, the Adviser Subsidiary is entitled to 100% of net investment income above a threshold of 1.75% of net assets up to a threshold of 2.1875% of net assets and 20% of the net investment income in excess of such 2.1875% threshold. For Capital, the threshold was the same as Investment for the periods from July 1, 2019 through March 31, 2020. On April 14, 2020, Capital amended and restated its existing Advisory Agreement with the Advisory Subsidiary to change the calculation of the incentive fee. The Amended Agreement revised the “hurdle rate” included in the calculation of the Incentive Fee for the period beginning April 1, 2020 through March 31, 2021, increasing the hurdle rate from 1.75% per quarter (7% annualized) to 2.00% per quarter (8% annualized) and increasing the excess Incentive Fee hurdle rate from 2.1875% per quarter (8.75% annualized) to 2.4375% per quarter (9.75% annualized). The calculation of the other fees in the Advisory Agreement remain unchanged. The revised Incentive Fee calculation began with the fee calculations for the quarter ended June 30, 2020.

The Advisory Agreements also provide for an annual capital gains based incentive fee, in which the Adviser Subsidiary will be entitled to receive an annual fee equal to 20% of certain of the BDCs’ realized capital gains, net of realized capital losses and unrealized capital depreciation at the end of the applicable year.

Many of Capital’s loan investments are held directly by its wholly-owned subsidiary, Business Loan. Likewise, many of Investment’s loan investments are held directly by its wholly-owned subsidiary, Business Investment. Business Loan and Business Investment pay the Adviser Subsidiary a loan servicing fee of 1.5% and 2.0%, respectively, per annum, on a monthly basis, on the fair value of the loans directly held thereby. Loan servicing fees represent amounts earned by the Adviser Subsidiary for acting as the servicer pursuant to the terms of the line of credit agreements between Business Loan and its creditor banks and Business Investment and its creditor banks. Since Capital and Investment own these loans (through their 100% ownership of Business Loan and Business Investment, respectively), all loan-servicing fees earned by the Adviser Subsidiary are credited directly against the investment advisory fees otherwise due and payable to the Adviser Subsidiary by Capital and Investment. Loan servicing fee revenue is recognized when earned and unpaid amounts are classified as accounts receivable, related party.

The table below lists the servicing fees earned by the Adviser Subsidiary for servicing Capital’s (thus, Business Loan’s) and Investment’s (thus, Business Investment’s) loan portfolios for the fiscal years ended June 30, 2020 and 2019:

Portfolio:	2020	2019
Business Loan (Capital)	$5,618,789	$5,050,967
Business Investment (Investment)	6,815,731	6,839,215
Total loan servicing fees	$12,434,520	$11,890,182

The following table lists the administration fees earned from the Existing Gladstone Funds and three of its unconsolidated affiliates (David and Lorna Gladstone Foundation, Gladstone International Corporation and The Gladstone Companies, Ltd.) for the fiscal years ended June 30, 2020 and 2019, respectively:

Administration Agreement with:	2020	2019
Capital	$1,439,586	$1,275,928
Commercial	1,627,138	1,633,054
Investment	1,681,711	1,333,870
Land	1,382,576	1,234,962
Gladstone Foundation	12,933	24,498
Gladstone International	8,857	13,885
The Gladstone Companies, Ltd.	9,868	—
Total administration fees	$6,162,669	$5,516,197

7.	Calculation of Net Income per Share

The following table sets forth the computation of basic and diluted net income per share of common shares for the fiscal years ended June 30, 2020 and 2019 using the weighted average number of shares outstanding during the periods in accordance with ASC 260-10.

	2020	2019
Net income attributable to common shareholders	$6,109,748	$4,352,675
Denominator for average shares of common shares outstanding -- basic and diluted	100	100
Net income per share attributable to common shares -- basic and diluted	$61,097.48	$43,526.75

8.	Commitments and Contingencies

The Adviser Subsidiary rents office space in multiple locations throughout the United States and has entered into operating leases for its office spaces. These rental lease agreements are generally subject to escalation provisions on base rental payments, as well as certain costs incurred by the property owners. On April 15, 2005, the Adviser Subsidiary entered into an operating lease agreement to lease the office space in McLean, Virginia. The most recent amendment, dated January 18, 2019, extended the lease expiration date to April 30, 2025. This lease is cancellable by the Adviser Subsidiary upon providing the property owner with three months’ written notice.

The following table summarizes the future lease payments due under cancellable operating leases by fiscal year:

Fiscal Year Ending June 30,	Amount
2021	$745,509
2022	766,975
2023	784,936
2024	808,596
2025	690,632
Total contractual repayments	3,796,648
Imputed interest	(479,735)
Operating lease liability	$3,316,913

The remaining lease term is five years and the weighted average discount rate used in determining the operating lease liability is 5.2%.

9.	Subsequent Events

The Company evaluated all events that have occurred subsequent to June 30, 2020 through September 28, 2020, the date these financial statements were available for issuance.

Effective July 1, 2020, the Adviser Subsidiary amended its Advisory Agreement with Commercial to make the annual base management fee equal to 0.425% (0.10625% per quarter) of the quarter’s average “Gross Tangible Real Estate” (as defined in the agreement). The annual income-based and capital gains-based incentive fees were not amended.

On September 8, 2020, the Company’s offering statement for its Tier 2, Regulation A offering (the “Bond Offering”) of $50 million of 7.0% Senior Secured Bonds which will mature on September 30, 2025 (the “Bonds”) was qualified by the SEC. The Bonds will bear interest at a rate equal to 7.0% per year payable to the record holders of the Bonds monthly in arrears on the first day of each month. The Bonds will be secured by a senior blanket lien on the equity interest we hold in new funds launched and managed through the Adviser Subsidiary which are raised with the proceeds of the Bond Offering. The Bond Offering will terminate on the date that is the earlier of (1) September 30, 2023 (unless earlier terminated or extended by our Board of Directors) and (2) the date on which all $50,000,000 of the Bonds offered pursuant to the Bond Offering are sold. We may redeem the Bonds in whole or in part at any time or from time to time on or after September 30, 2023 (or at any time, if our Board of Directors determines, in its sole discretion, that the proceeds of the Bond Offering are insufficient for the intended use of proceeds) at a redemption price equal to 100% of the principal amount of the Bonds to be redeemed, plus any accrued, but unpaid interest to, but excluding, the redemption date. Bondholders will have no right to require us to redeem any of the Bonds prior to their maturity date except in the case of a holder’s death, subject to certain notice and other requirements, at a redemption price equal to 100% of the principal amount of the Bonds to be redeemed, plus any accrued, but unpaid interest to, but excluding, the redemption date. The Bonds will not be listed on a registered national securities exchange. Assuming the sale of all of the Bonds, the net proceeds, after selling commissions and dealer manager fees, would be approximately $45.5 million. As of the date of this Annual Report, none of the bonds had been sold and there have been no proceeds generated.

Item 8. Exhibits

Exhibit Index

2.1	Certificate of Incorporation of The Gladstone Companies, Inc. (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

2.2	Bylaws of The Gladstone Companies, Inc. (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

3.1	Form of Common Stock Certificate (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

3.2	Form of Indenture (incorporated by reference to the offering statement on Form 1-A/A (File No. 024-11232) filed with the SEC on August 28, 2020)

3.3	Form of 7.0% Senior Bond (incorporated by reference to the offering statement on Form 1-A/A (File No. 024-11232) filed with the SEC on August 28, 2020)

3.4	Form of Pledge and Security Agreement (incorporated by reference to the offering statement on Form 1-A/A (File No. 024-11232) filed with the SEC on August 28, 2020)

4.1	Form of Subscription Agreement (incorporated by reference to the offering statement on Form 1-A/A (File No. 024-11232) filed with the SEC on August 28, 2020)

6.1

Employment Agreement between Gladstone Management Corporation and David Gladstone dated as of April 22, 2004 (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

6.2

Employment Agreement between Gladstone Management Corporation and Terry L. Brubaker dated as of May 26, 2019 (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

6.3

Second Amended and Restated Investment Advisory and Management Agreement between Gladstone Capital Corporation and Gladstone Management Corporation dated as of April 14, 2020 (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

6.4

Administration Agreement between Gladstone Capital Corporation and Gladstone Administration LLC dated as of October 1, 2006 (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

6.5

Investment Advisory and Management Agreement between Gladstone Investment Corporation and Gladstone Management Corporation dated as of June 22, 2005 (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

6.6

Administration Agreement between Gladstone Investment Corporation and Gladstone Administration LLC dated as of June 22, 2005 (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

6.7

Sixth Amended and Restated Investment Advisory Agreement between Gladstone Commercial Corporation and Gladstone Management Corporation dated as of July 14, 2020 (incorporated by reference to the offering statement on Form 1-A/A (File No. 024-11232) filed with the SEC on August 28, 2020)

6.8

Administration Agreement between Gladstone Commercial Corporation and Gladstone Administration LLC dated as of January 1, 2007 (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

6.9

Fourth Amended and Restated Investment Advisory Agreement between Gladstone Land Corporation and Gladstone Management Corporation dated as of January 14, 2020 (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

6.10

Second Amended and Restated Administration Agreement between Gladstone Land Corporation and Gladstone Administration LLC dated as of February 1, 2013 (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

6.11

Administration Agreement by and between The Gladstone Companies, Inc., The Gladstone Companies, Ltd. and Gladstone Administration LLC dated as of December 1, 2019 (incorporated by reference to the offering statement on Form 1-A (File No. 024-11232) filed with the SEC on June 2, 2020)

6.12	Expense Sharing Agreement by and between The Gladstone Companies, Ltd., The Gladstone Companies, Inc. and Gladstone Management Corporation dated as of September 11, 2020 *

8.1	Subscription Escrow Agreement between The Gladstone Companies, Inc. and UMB Bank, National Association, a national banking association dated as of September 9, 2020 *

11.1	Consent of PricewaterhouseCoopers LLP *

* Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2020	By:	/s/ David Gladstone
David Gladstone
President and Chief Executive Officer (principal executive officer)

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2020	By:	/s/ David Gladstone
David Gladstone
President and Chief Executive Officer (principal executive officer)

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 28, 2020	By:	/s/ David Gladstone
David Gladstone
President and Chief Executive Officer (principal executive officer)

Date: September 28, 2020	By:	/s/ Michael Malesardi
Michael Malesardi
Chief Financial Officer (principal financial and accounting officer)

Date: September 28, 2020	By:	/s/ Terry Brubaker
Terry Brubaker
Director

Date: September 28, 2020	By:	/s/ Michael LiCalsi
Michael LiCalsi
Director